


2009

amazon.com®

ANNUAL REPORT




SEC MAIL PROCESSING
RECEIVED
APR 15 2010
205
SECTION

To our shareowners:

The financial results for 2009 reflect the cumulative effect of 15 years of customer experience improvements: increasing selection, speeding delivery, reducing cost structure so we can afford to offer customers ever-lower prices, and many others. This work has been done by a large number of smart, relentless, customer-devoted people across all areas of the company. We are proud of our low prices, our reliable delivery, and our in-stock position on even obscure and hard-to-find items. We also know that we can still be much better, and we're dedicated to improving further.

Some notable highlights from 2009:

- Net sales increased 28% year-over-year to $24.51 billion in 2009. This is 15 times higher than net sales 10 years ago when they were $1.64 billion in 1999.
- Free cash flow increased 114% year-over-year to $2.92 billion in 2009.
- More customers are taking advantage of Amazon Prime, with worldwide memberships up significantly over last year. The number of different items available for immediate shipment grew more than 50% in 2009.
- We added 21 new product categories around the world in 2009, including Automotive in Japan, Baby in France, and Shoes and Apparel in China.
- It was a busy year for our shoes business. In November we acquired Zappos, a leader in online apparel and footwear sales that strives to provide shoppers with the best possible service and selection. Zappos is a terrific addition to our Endless, Javari, Amazon, and Shopbop selection.
- The apparel team continued to enhance customer experience with the launch of our Denim Shop offering 100 brands, including Joe's Jeans, Lucky Brand, 7 For All Mankind, and Levi's.
- The shoes and apparel teams created over 121,000 product descriptions and uploaded over 2.2 million images to the website providing customers with a vivid shopping experience.
- Approximately 7 million customer reviews were added to websites worldwide.
- Sales of products by third party sellers on our websites represented 30% of unit sales in 2009. Active seller accounts increased 24% to 1.9 million for the year. Globally, sellers using Fulfillment By Amazon stowed more than one million unique items in our fulfillment center network, thereby making these items available for Free Super Saver Shipping and Amazon Prime.
- Amazon Web Services continued its rapid pace of innovation, launching many new services and features, including the Amazon Relational Database Service, Virtual Private Cloud, Elastic MapReduce, High-Memory EC2 Instances, Reserved and Spot Instances, Streaming for Amazon CloudFront, and Versioning for Amazon S3. AWS also continued to expand its global footprint to include additional services in the EU, a new Northern California Region and plans for a presence in the Asia-Pacific Region in 2010. The continued innovation and track record for operational performance helped AWS add more customers in 2009 than ever before, including many large enterprise customers.
- The U.S. Kindle Store now has more than 460,000 books, an increase from 250,000 last year, and includes 103 of the 110 New York Times Bestsellers, more than 8,900 blogs, and 171 top U.S. and International newspapers and magazines. We have shipped Kindles to more than 120 countries, and we now provide content in six different languages.

Senior leaders that are new to Amazon are often surprised by how little time we spend discussing actual financial results or debating projected financial outputs. To be clear, we take these financial outputs seriously, but we believe that focusing our energy on the controllable inputs to our business is the most effective way to maximize financial outputs over time. Our annual goal setting process begins in the fall, and concludes early in the new year after we've completed our peak holiday quarter. Our goal setting sessions are lengthy, spirited, and detail-oriented. We have a high bar for the experience our customers deserve and a sense of urgency to improve that experience.

We've been using this same annual process for many years. For 2010, we have 452 detailed goals with owners, deliverables, and targeted completion dates. These are not the only goals our teams set for themselves, but they are the ones we feel are most important to monitor. None of these goals are easy and many will not be achieved without invention. We review the status of each of these goals several times per year among our senior leadership team and add, remove, and modify goals as we proceed.

A review of our current goals reveals some interesting statistics:

- 360 of the 452 goals will have a direct impact on customer experience.
- The word *revenue* is used eight times and *free cash flow* is used only four times.
- In the 452 goals, the terms *net income*, *gross profit* or *margin*, and *operating profit* are not used once.

Taken as a whole, the set of goals is indicative of our fundamental approach. Start with customers, and work backwards. Listen to customers, but don't *just* listen to customers – also invent on their behalf. We can't assure you that we'll meet all of this year's goals. We haven't in past years. However, we can assure you that we'll continue to obsess over customers. We have strong conviction that that approach – in the long term – is every bit as good for owners as it is for customers.

As always, I attach a copy of our original 1997 letter. Our approach remains the same, and it's still Day 1.



Jeffrey P. Bezos
Founder and Chief Executive Officer
Amazon.com, Inc.
April 2010



1997 LETTER TO SHAREHOLDERS
(Reprinted from the 1997 Annual Report)

To our shareholders:

Amazon.com passed many milestones in 1997: by year-end, we had served more than 1.5 million customers, yielding 838% revenue growth to $147.8 million, and extended our market leadership despite aggressive competitive entry.

But this is Day 1 for the Internet and, if we execute well, for Amazon.com. Today, online commerce saves customers money and precious time. Tomorrow, through personalization, online commerce will accelerate the very process of discovery. Amazon.com uses the Internet to create real value for its customers and, by doing so, hopes to create an enduring franchise, even in established and large markets.

We have a window of opportunity as larger players marshal the resources to pursue the online opportunity and as customers, new to purchasing online, are receptive to forming new relationships. The competitive landscape has continued to evolve at a fast pace. Many large players have moved online with credible offerings and have devoted substantial energy and resources to building awareness, traffic, and sales. Our goal is to move quickly to solidify and extend our current position while we begin to pursue the online commerce opportunities in other areas. We see substantial opportunity in the large markets we are targeting. This strategy is not without risk: it requires serious investment and crisp execution against established franchise leaders.

It's All About the Long Term

We believe that a fundamental measure of our success will be the shareholder value we create over the *long term*. This value will be a direct result of our ability to extend and solidify our current market leadership position. The stronger our market leadership, the more powerful our economic model. Market leadership can translate directly to higher revenue, higher profitability, greater capital velocity, and correspondingly stronger returns on invested capital.

Our decisions have consistently reflected this focus. We first measure ourselves in terms of the metrics most indicative of our market leadership: customer and revenue growth, the degree to which our customers continue to purchase from us on a repeat basis, and the strength of our brand. We have invested and will continue to invest aggressively to expand and leverage our customer base, brand, and infrastructure as we move to establish an enduring franchise.

Because of our emphasis on the long term, we may make decisions and weigh tradeoffs differently than some companies. Accordingly, we want to share with you our fundamental management and decision-making approach so that you, our shareholders, may confirm that it is consistent with your investment philosophy:

- We will continue to focus relentlessly on our customers.
- We will continue to make investment decisions in light of long-term market leadership considerations rather than short-term profitability considerations or short-term Wall Street reactions.
- We will continue to measure our programs and the effectiveness of our investments analytically, to jettison those that do not provide acceptable returns, and to step up our investment in those that work best. We will continue to learn from both our successes and our failures.

- We will make bold rather than timid investment decisions where we see a sufficient probability of gaining market leadership advantages. Some of these investments will pay off, others will not, and we will have learned another valuable lesson in either case.
- When forced to choose between optimizing the appearance of our GAAP accounting and maximizing the present value of future cash flows, we'll take the cash flows.
- We will share our strategic thought processes with you when we make bold choices (to the extent competitive pressures allow), so that you may evaluate for yourselves whether we are making rational long-term leadership investments.
- We will work hard to spend wisely and maintain our lean culture. We understand the importance of continually reinforcing a cost-conscious culture, particularly in a business incurring net losses.
- We will balance our focus on growth with emphasis on long-term profitability and capital management. At this stage, we choose to prioritize growth because we believe that scale is central to achieving the potential of our business model.
- We will continue to focus on hiring and retaining versatile and talented employees, and continue to weight their compensation to stock options rather than cash. We know our success will be largely affected by our ability to attract and retain a motivated employee base, each of whom must think like, and therefore must actually be, an owner.

We aren't so bold as to claim that the above is the "right" investment philosophy, but it's ours, and we would be remiss if we weren't clear in the approach we have taken and will continue to take.

With this foundation, we would like to turn to a review of our business focus, our progress in 1997, and our outlook for the future.

Obsess Over Customers

From the beginning, our focus has been on offering our customers compelling value. We realized that the Web was, and still is, the World Wide Wait. Therefore, we set out to offer customers something they simply could not get any other way, and began serving them with books. We brought them much more selection than was possible in a physical store (our store would now occupy 6 football fields), and presented it in a useful, easy-to-search, and easy-to-browse format in a store open 365 days a year, 24 hours a day. We maintained a dogged focus on improving the shopping experience, and in 1997 substantially enhanced our store. We now offer customers gift certificates, 1-Click[SM] shopping, and vastly more reviews, content, browsing options, and recommendation features. We dramatically lowered prices, further increasing customer value. Word of mouth remains the most powerful customer acquisition tool we have, and we are grateful for the trust our customers have placed in us. Repeat purchases and word of mouth have combined to make Amazon.com the market leader in online bookselling.

By many measures, Amazon.com came a long way in 1997:

- Sales grew from $15.7 million in 1996 to $147.8 million – an 838% increase.
- Cumulative customer accounts grew from 180,000 to 1,510,000 – a 738% increase.
- The percentage of orders from repeat customers grew from over 46% in the fourth quarter of 1996 to over 58% in the same period in 1997.
- In terms of audience reach, per Media Metrix, our Web site went from a rank of 90th to within the top 20.
- We established long-term relationships with many important strategic partners, including America Online, Yahoo!, Excite, Netscape, GeoCities, AltaVista, @Home, and Prodigy.

Infrastructure

During 1997, we worked hard to expand our business infrastructure to support these greatly increased traffic, sales, and service levels:

- Amazon.com's employee base grew from 158 to 614, and we significantly strengthened our management team.
- Distribution center capacity grew from 50,000 to 285,000 square feet, including a 70% expansion of our Seattle facilities and the launch of our second distribution center in Delaware in November.
- Inventories rose to over 200,000 titles at year-end, enabling us to improve availability for our customers.
- Our cash and investment balances at year-end were $125 million, thanks to our initial public offering in May 1997 and our $75 million loan, affording us substantial strategic flexibility.

Our Employees

The past year's success is the product of a talented, smart, hard-working group, and I take great pride in being a part of this team. Setting the bar high in our approach to hiring has been, and will continue to be, the single most important element of Amazon.com's success.

It's not easy to work here (when I interview people I tell them, "You can work long, hard, or smart, but at Amazon.com you can't choose two out of three"), but we are working to build something important, something that matters to our customers, something that we can all tell our grandchildren about. Such things aren't meant to be easy. We are incredibly fortunate to have this group of dedicated employees whose sacrifices and passion build Amazon.com.

Goals for 1998

We are still in the early stages of learning how to bring new value to our customers through Internet commerce and merchandising. Our goal remains to continue to solidify and extend our brand and customer base. This requires sustained investment in systems and infrastructure to support outstanding customer convenience, selection, and service while we grow. We are planning to add music to our product offering, and over time we believe that other products may be prudent investments. We also believe there are significant opportunities to better serve our customers overseas, such as reducing delivery times and better tailoring the customer experience. To be certain, a big part of the challenge for us will lie not in finding new ways to expand our business, but in prioritizing our investments.

We now know vastly more about online commerce than when Amazon.com was founded, but we still have so much to learn. Though we are optimistic, we must remain vigilant and maintain a sense of urgency. The challenges and hurdles we will face to make our long-term vision for Amazon.com a reality are several: aggressive, capable, well-funded competition; considerable growth challenges and execution risk; the risks of product and geographic expansion; and the need for large continuing investments to meet an expanding market opportunity. However, as we've long said, online bookselling, and online commerce in general, should prove to be a very large market, and it's likely that a number of companies will see significant benefit. We feel good about what we've done, and even more excited about what we want to do.

1997 was indeed an incredible year. We at Amazon.com are grateful to our customers for their business and trust, to each other for our hard work, and to our shareholders for their support and encouragement.



Jeffrey P. Bezos
Founder and Chief Executive Officer
Amazon.com, Inc.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to .

Commission File No. 000-22513

AMAZON.COM, INC.
(Exact name of registrant as specified in its charter)

Delaware	**91-1646860**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1200 12th Avenue South, Suite 1200
Seattle, Washington 98144-2734
(206) 266-1000
(Address and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2009	$27,774,449,254
Number of shares of common stock outstanding as of January 22, 2010	444,546,442

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the Annual Meeting of Shareholders to be held in 2010, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates.

AMAZON.COM, INC.

FORM 10-K
For the Fiscal Year Ended December 31, 2009

INDEX

AMAZON.COM, INC.

PART I

Item 1. *Business*

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements based on expectations, estimates, and projections as of the date of this filing. Actual results may differ materially from those expressed in forward-looking statements. See Item 1A of Part I—"Risk Factors."

Amazon.com, Inc. was incorporated in 1994 in the state of Washington and reincorporated in 1996 in the state of Delaware. Our principal corporate offices are located in Seattle, Washington. We completed our initial public offering in May 1997 and our common stock is listed on the Nasdaq Global Select Market under the symbol "AMZN."

As used herein, "Amazon.com," "we," "our" and similar terms include Amazon.com, Inc. and its subsidiaries, unless the context indicates otherwise.

General

Amazon.com opened its virtual doors on the World Wide Web in July 1995 and offers Earth's Biggest Selection. We seek to be Earth's most customer-centric company for three primary customer sets: consumers, sellers, and developers. In addition, we generate revenue through co-branded credit card agreements and other marketing and promotional services, such as online advertising.

We have organized our operations into two principal segments: North America and International. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 11—Segment Information." See Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Supplemental Information" for supplemental information about our net sales.

Consumers

We serve consumers through our retail websites, and focus on selection, price, and convenience. We design our websites to enable millions of unique products to be sold by us and by third parties across dozens of product categories. We also manufacture and sell the Kindle e-reader. We strive to offer our customers the lowest prices possible through low everyday product pricing and free shipping offers, including Amazon Prime, and to improve our operating efficiencies so that we can continue to lower prices for our customers. We also provide easy-to-use functionality, fast and reliable fulfillment, and timely customer service.

We fulfill customer orders in a number of ways, including through the U.S. and international fulfillment centers and warehouses that we operate, through co-sourced and outsourced arrangements in certain countries, and through digital delivery. We operate customer service centers globally, which are supplemented by co-sourced arrangements. See Item 2 of Part I, "Properties."

Sellers

We offer programs that enable sellers to sell their products on our websites and their own branded websites and to fulfill orders through us. We are not the seller of record in these transactions, but instead earn fixed fees, revenue share fees, per-unit activity fees, or some combination thereof.

Developers

We serve developers through Amazon Web Services, which provides access to technology infrastructure that developers can use to enable virtually any type of business.

Competition

Our businesses are rapidly evolving and intensely competitive. Our current and potential competitors include: (1) physical-world retailers, publishers, vendors, distributors, manufacturers, and producers of our products; (2) other online e-commerce and mobile e-commerce sites, including sites that sell or distribute digital content; (3) a number of indirect competitors, including media companies, web portals, comparison shopping websites, and web search engines, either directly or in collaboration with other retailers; (4) companies that provide e-commerce services, including website development, fulfillment, and customer service; (5) companies that provide infrastructure web services or other information storage or computing services or products; and (6) companies that design, manufacture, market, or sell digital media devices. We believe that the principal competitive factors in our retail businesses include selection, price, and convenience, including fast and reliable fulfillment. Additional competitive factors for our seller and developer services include the quality, speed, and reliability of our services and tools. Many of our current and potential competitors have greater resources, longer histories, more customers, and greater brand recognition. They may secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, fulfillment, and marketing. Other companies also may enter into business combinations or alliances that strengthen their competitive positions.

Intellectual Property

We regard our trademarks, service marks, copyrights, patents, domain names, trade dress, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law, trade-secret protection, and confidentiality and/or license agreements with our employees, customers, partners, and others to protect our proprietary rights. We have registered, or applied for the registration of, a number of U.S. and international domain names, trademarks, service marks, and copyrights. Additionally, we have filed U.S. and international patent applications covering certain of our proprietary technology. We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights to third parties.

Seasonality

Our business is affected by seasonality, which historically has resulted in higher sales volume during our fourth quarter, which ends December 31. We recognized 39%, 35%, and 38% of our annual revenue during the fourth quarter of 2009, 2008, and 2007.

Employees

We employed approximately 24,300 full-time and part-time employees at December 31, 2009. However, employment levels fluctuate due to seasonal factors affecting our business. Additionally, we utilize independent contractors and temporary personnel to supplement our workforce, particularly on a seasonal basis. Although we have works councils and statutory employee representation obligations in certain countries, our employees are not represented by a labor union and we consider our employee relations to be good. Competition for qualified personnel in our industry has historically been intense, particularly for software engineers, computer scientists, and other technical staff.

Available Information

Our investor relations website is *www.amazon.com/ir*. We make available on this website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the U.S. Securities and Exchange Commission ("SEC"). We also make available on this website under the heading "Corporate Governance" our Code of Business Conduct and Ethics.

Executive Officers and Directors

The following tables set forth certain information regarding our Executive Officers and Directors as of January 19, 2010:

Executive Officers

Name	Age	Position
Jeffrey P. Bezos	46	President, Chief Executive Officer, and Chairman of the Board
Jeffrey M. Blackburn	40	Senior Vice President, Business Development
Sebastian J. Gunningham	47	Senior Vice President, Seller Services
Andrew R. Jassy	42	Senior Vice President, Web Services
Steven Kessel	44	Senior Vice President, Worldwide Digital Media
Marc A. Onetto	59	Senior Vice President, Worldwide Operations
Diego Piacentini	49	Senior Vice President, International Retail
Shelley L. Reynolds	45	Vice President, Worldwide Controller, and Principal Accounting Officer
Thomas J. Szkutak	49	Senior Vice President and Chief Financial Officer
H. Brian Valentine	50	Senior Vice President, Ecommerce Platform
Jeffrey A. Wilke	43	Senior Vice President, North America Retail
L. Michelle Wilson	46	Senior Vice President, General Counsel, and Secretary

Jeffrey P. Bezos. Mr. Bezos has been Chairman of the Board of Amazon.com since founding it in 1994 and Chief Executive Officer since May 1996. Mr. Bezos served as President of the Company from founding until June 1999 and again from October 2000 to the present.

Jeffrey M. Blackburn. Mr. Blackburn has served as Senior Vice President, Business Development, since April 2006. From June 2004 to April 2006, he was Vice President, Business Development.

Sebastian J. Gunningham. Mr. Gunningham has served as Senior Vice President, Seller Services, since joining Amazon.com in March 2007. Prior to joining Amazon.com, Mr. Gunningham was President of First Data Utilities from August 2006 to February 2007, following First Data's acquisition of Peace Software, Inc., where he was Chief Executive Officer from February 2004 to August 2006.

Andrew R. Jassy. Mr. Jassy has served as Senior Vice President, Web Services, since April 2006. From January 2005 to April 2006, he was Vice President, Web Services.

Steven Kessel. Mr. Kessel has served as Senior Vice President, Worldwide Digital Media, since April 2006. From April 2004 to April 2006, he was Vice President, Digital.

Marc A. Onetto. Mr. Onetto has served as Senior Vice President, Worldwide Operations, since joining Amazon.com in December 2006. Prior to joining Amazon.com, Mr. Onetto was Executive Vice President, Worldwide Operations, at Solectron Corporation, an electronics manufacturing and technology company, from June 2003 to June 2006.

Diego Piacentini. Mr. Piacentini has served as Senior Vice President, International Retail, since January 2007. From November 2001 to December 2006, Mr. Piacentini served as Senior Vice President, Worldwide Retail and Marketing.

Shelley L. Reynolds. Ms. Reynolds has served as Vice President, Worldwide Controller, and Principal Accounting Officer since April 2007. From February 2006 to April 2007, she was Vice President, Finance and Controller. Prior to joining Amazon.com, Ms. Reynolds was a partner at Deloitte & Touche LLP since 1998.

Thomas J. Szkutak. Mr. Szkutak has served as Senior Vice President and Chief Financial Officer since joining Amazon.com in October 2002.

H. Brian Valentine. Mr. Valentine has served as Senior Vice President, Ecommerce Platform, since joining Amazon.com in September 2006. Prior to joining Amazon.com, Mr. Valentine held various positions with Microsoft Corporation, including Senior Vice President, Windows Core Operating System Division, from January 2004 to September 2006.

Jeffrey A. Wilke. Mr. Wilke has served as Senior Vice President, North America Retail, since January 2007. From January 2002 to December 2006, he was Senior Vice President, Worldwide Operations.

L. Michelle Wilson. Ms. Wilson has served as Senior Vice President, General Counsel, and Secretary since July 2003.

Board of Directors

Name	Age	Position
Jeffrey P. Bezos	46	President, Chief Executive Officer, and Chairman of the Board
Tom A. Alberg	69	Managing Director, Madrona Venture Group
John Seely Brown	69	Visiting Scholar and Advisor to the Provost, University of Southern California
L. John Doerr	58	Partner, Kleiner Perkins Caufield & Byers
William B. Gordon	59	Partner, Kleiner Perkins Caufield & Byers
Alain Monié	59	President and Chief Operating Officer, Ingram Micro Inc.
Thomas O. Ryder	65	Retired, Former Chairman, Reader's Digest Association, Inc.
Patricia Q. Stonesifer	53	Chair, Board of Regents, Smithsonian Institution

Item 1A. *Risk Factors*

Please carefully consider the following risk factors. If any of the following risks occur, our business, financial condition, operating results, and cash flows could be materially adversely affected. In addition, the current global economic climate amplifies many of these risks.

We Face Intense Competition

Our businesses are rapidly evolving and intensely competitive, and we have many competitors in different industries, including retail, e-commerce services, digital content and digital media devices, and web services. Many of our current and potential competitors have greater resources, longer histories, more customers, and greater brand recognition. They may secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, fulfillment, and marketing.

Competition may intensify as our competitors enter into business combinations or alliances and established companies in other market segments expand into our market segments. In addition, new and enhanced technologies, including search, web services, and digital, may increase our competition. The Internet facilitates competitive entry and comparison shopping, and increased competition may reduce our sales and profits.

Our Expansion Places a Significant Strain on our Management, Operational, Financial and Other Resources

We are rapidly and significantly expanding our global operations, including increasing our product and service offerings and scaling our infrastructure to support our retail and services businesses. This expansion increases the complexity of our business and places significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.

Our Expansion into New Products, Services, Technologies and Geographic Regions Subjects Us to Additional Business, Legal, Financial and Competitive Risks

We may have limited or no experience in our newer market segments, and our customers may not adopt our new product or service offerings, which include seller services, digital, web services and electronic devices. These offerings may present new and difficult technology challenges, and we may be subject to claims if customers of these offerings experience service disruptions or failures or other quality issues. In addition, profitability, if any, in our newer activities may be lower than in our older activities, and we may not be successful enough in these newer activities to recoup our investments in them. If any of this were to occur, it could damage our reputation, limit our growth and negatively affect our operating results.

We May Experience Significant Fluctuations in Our Operating Results and Growth Rate

We may not be able to accurately forecast our growth rate. We base our expense levels and investment plans on sales estimates. A significant portion of our expenses and investments is fixed, and we may not be able to adjust our spending quickly enough if our sales are less than expected.

Our revenue growth may not be sustainable, and our percentage growth rates may decrease. Our revenue and operating profit growth depends on the continued growth of demand for the products and services offered by us or our sellers, and our business is affected by general economic and business conditions worldwide. A softening of demand, whether caused by changes in customer preferences or a weakening of the U.S. or global economies, may result in decreased revenue or growth.

Our net sales and operating results will also fluctuate for many other reasons, including due to risks described elsewhere in this section and the following:

- our ability to retain and increase sales to existing customers, attract new customers, and satisfy our customers' demands;
- our ability to retain and expand our network of sellers;
- our ability to offer products on favorable terms, manage inventory, and fulfill orders;
- the introduction of competitive websites, products, services, price decreases, or improvements;
- changes in usage of the Internet and e-commerce, including in non-U.S. markets;
- timing, effectiveness, and costs of expansion and upgrades of our systems and infrastructure;
- the success of our geographic, service, and product line expansions;
- the outcomes of legal proceedings and claims;
- variations in the mix of products and services we sell;
- variations in our level of merchandise and vendor returns;
- the extent to which we offer free shipping, continue to reduce product prices worldwide, and provide additional benefits to our customers;
- the extent to which we invest in technology and content, fulfillment, and other expense categories;
- increases in the prices of fuel and gasoline, as well as increases in the prices of other energy products and commodities like paper and packing supplies;
- the extent to which operators of the networks between our customers and our websites successfully charge fees to grant our customers unimpaired and unconstrained access to our online services;
- our ability to collect amounts owed to us when they become due;
- the extent to which use of our services is affected by spyware, viruses, phishing and other spam emails, denial of service attacks, data theft, computer intrusions and similar events; and
- terrorist attacks and armed hostilities.

We May Not Be Successful in Our Efforts to Expand into International Market Segments

Our international activities are significant to our revenues and profits, and we plan to further expand internationally. In certain international market segments, we have relatively little operating experience and may not benefit from any first-to-market advantages or otherwise succeed. It is costly to establish, develop and maintain international operations and websites and promote our brand internationally. Our international operations may not be profitable on a sustained basis.

In addition to risks described elsewhere in this section, our international sales and operations are subject to a number of risks, including:

- local economic and political conditions;
- government regulation of e-commerce, other online services and electronic devices and restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization and restrictions on foreign ownership;
- restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products, services and content, including uncertainty as a result of less Internet-friendly legal systems, local laws, lack of legal precedent, and varying rules, regulations, and practices regarding the physical and digital distribution of media products and enforcement of intellectual property rights;
- business licensing or certification requirements, such as for imports, exports and electronic devices;
- limitations on the repatriation and investment of funds and foreign currency exchange restrictions;
- limited fulfillment and technology infrastructure;
- shorter payable and longer receivable cycles and the resultant negative impact on cash flow;
- laws and regulations regarding consumer and data protection, privacy, network security, encryption, and restrictions on pricing or discounts;
- lower levels of use of the Internet;
- lower levels of consumer spending and fewer opportunities for growth compared to the U.S.;
- lower levels of credit card usage and increased payment risk;
- difficulty in staffing, developing and managing foreign operations as a result of distance, language and cultural differences;
- different employee/employer relationships and the existence of workers' councils and labor unions;
- laws and policies of the U.S. and other jurisdictions affecting trade, foreign investment, loans and taxes; and
- geopolitical events, including war and terrorism.

As the international e-commerce channel grows, competition will intensify. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their more established local brand names. We may not be able to hire, train, retain, and manage required personnel, which may limit our international growth.

In 2004, we acquired Joyo.com Limited, which is organized under the laws of the British Virgin Islands and through a People's Republic of China ("PRC") entity, provides technology and services for the Joyo Amazon websites. The PRC regulates Joyo Amazon's business through regulations and license requirements restricting (i) foreign investment in the Internet, retail and delivery sectors, (ii) Internet content and (iii) the sale of media and other products. In order to meet local ownership and regulatory licensing requirements, Joyo Amazon's business is operated by PRC companies owned by nominee shareholders who are PRC nationals. Although we believe Joyo Amazon's structure complies with existing PRC laws, it involves unique risks. There are substantial uncertainties regarding the interpretation of PRC laws and regulations, and it is possible that the PRC government will ultimately take a view contrary to ours. If Joyo Amazon (including its subsidiary and affiliates) were found to be in violation of any existing or future PRC laws or regulations or if interpretations of those laws and regulations were to change, the business could be subject to fines and other financial penalties, have its licenses revoked or be forced to shut down entirely. In addition, if Joyo Amazon were unable to enforce its contractual relationships with respect to management and control of its business, it might be unable to continue to operate the business.

If We Do Not Successfully Optimize and Operate Our Fulfillment Centers, Our Business Could Be Harmed

If we do not adequately predict customer demand or otherwise optimize and operate our fulfillment centers successfully, it could result in excess or insufficient inventory or fulfillment capacity, result in increased costs, impairment charges, or both, or harm our business in other ways. A failure to optimize inventory will increase our net shipping cost by requiring long-zone or partial shipments. Orders from several of our websites are fulfilled primarily from a single location, and we have only a limited ability to reroute orders to third parties for drop-shipping. We and our co-sourcers may be unable to adequately staff our fulfillment and customer service centers. As we continue to add fulfillment and warehouse capability or add new businesses with different fulfillment requirements, our fulfillment network becomes increasingly complex and operating it becomes more challenging. If the other businesses on whose behalf we perform inventory fulfillment services deliver product to our fulfillment centers in excess of forecasts, we may be unable to secure sufficient storage space and may be unable to optimize our fulfillment centers. There can be no assurance that we will be able to operate our network effectively.

We rely on a limited number of shipping companies to deliver inventory to us and completed orders to our customers. If we are not able to negotiate acceptable terms with these companies or they experience performance problems or other difficulties, it could negatively impact our operating results and customer experience. In addition, our ability to receive inbound inventory efficiently and ship completed orders to customers also may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, acts of God and similar factors.

Third parties either drop-ship or otherwise fulfill an increasing portion of our customers' orders, and we are increasingly reliant on the reliability, quality and future procurement of their services. Under some of our commercial agreements, we maintain the inventory of other companies, thereby increasing the complexity of tracking inventory and operating our fulfillment centers. Our failure to properly handle such inventory or the inability of these other companies to accurately forecast product demand would result in unexpected costs and other harm to our business and reputation.

The Seasonality of Our Business Places Increased Strain on Our Operations

We expect a disproportionate amount of our net sales to occur during our fourth quarter. If we do not stock or restock popular products in sufficient amounts such that we fail to meet customer demand, it could significantly affect our revenue and our future growth. If we overstock products, we may be required to take significant inventory markdowns or write-offs, which could reduce gross profits. We may experience an increase in our net shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our websites within a short period of time due to increased holiday demand, we may experience system interruptions that make our websites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during these peak periods and delivery and other fulfillment companies and customer service co-sourcers may be unable to meet the seasonal demand. We also face risks described elsewhere in this Item 1A relating to fulfillment center optimization and inventory.

We generally have payment terms with our vendors that extend beyond the amount of time necessary to collect proceeds from our customers. As a result of holiday sales, at December 31 of each year, our cash, cash equivalents, and marketable securities balances typically reach their highest level (other than as a result of cash flows provided by or used in investing and financing activities). This operating cycle results in a corresponding increase in accounts payable at December 31. Our accounts payable balance generally declines during the first three months of the year, resulting in a corresponding decline in our cash, cash equivalents, and marketable securities balances.

Our Business Could Suffer if We Are Unsuccessful in Making, Integrating, and Maintaining Commercial Agreements, Strategic Alliances, and Other Business Relationships

We provide e-commerce services to other businesses through our seller programs and other commercial agreements, strategic alliances and business relationships. Under these agreements, we provide technology, fulfillment and other services, as well as enable sellers to offer products or services through our websites and power their websites. These arrangements are complex and require substantial personnel and resource commitments by us, which may limit the agreements we are able to enter into and our ability to integrate and deliver services under them. If we fail to implement, maintain, and develop the components of these commercial relationships, which may include fulfillment, customer service, inventory management, tax collection, payment processing, licensing of third-party software, hardware, and content, and engaging third parties to perform hosting and other services, these initiatives may not be viable. The amount of compensation we receive under certain of these agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. Some of our agreements involve high margin services, such as marketing and promotional agreements, and as they expire they may be replaced, if at all, by agreements involving lower margin services. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as:

- disruption of our ongoing business, including loss of management focus on existing businesses;
- impairment of other relationships;
- variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and
- difficulty integrating under the commercial agreements.

Our Business Could Suffer if We Are Unsuccessful in Making, Integrating, and Maintaining Acquisitions and Investments

We have acquired and invested in a number of companies, and we may acquire or invest in or enter into joint ventures with additional companies. These transactions create risks such as:

- disruption of our ongoing business, including loss of management focus on existing businesses;
- problems retaining key personnel;
- additional operating losses and expenses of the businesses we acquired or in which we invested;
- the potential impairment of tangible assets, such as inventory, and intangible assets and goodwill acquired in the acquisitions;

- the potential impairment of customer and other relationships of the company we acquired or in which we invested or our own customers as a result of any integration of operations;
- the difficulty of incorporating acquired technology and rights into our offerings and unanticipated expenses related to such integration;
- the difficulty of integrating a new company's accounting, financial reporting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;
- the difficulty of implementing at companies we acquire the controls, procedures and policies appropriate for a larger public company;
- potential unknown liabilities associated with a company we acquire or in which we invest; and
- for foreign transactions, additional risks related to the integration of operations across different cultures and languages, and the economic, political, and regulatory risks associated with specific countries.

As a result of future acquisitions or mergers, we might need to issue additional equity securities, spend our cash, or incur debt, contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce our profitability and harm our business. In addition, valuations supporting our acquisitions and strategic investments could change rapidly given the current global economic climate. We could determine that such valuations have experienced impairments or other-than-temporary declines in fair value which could adversely impact our financial results.

We Have Foreign Exchange Risk

The results of operations of, and certain of our intercompany balances associated with, our international websites are exposed to foreign exchange rate fluctuations. Upon translation, operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. As we have expanded our international operations, our exposure to exchange rate fluctuations has increased. We also hold cash equivalents and/or marketable securities primarily in Euros, British Pounds, and Japanese Yen. If the U.S. Dollar strengthens compared to these currencies, cash equivalents and marketable securities balances, when translated, may be materially less than expected and vice versa.

The Loss of Key Senior Management Personnel Could Negatively Affect Our Business

We depend on our senior management and other key personnel, particularly Jeffrey P. Bezos, our President, CEO, and Chairman. We do not have "key person" life insurance policies. The loss of any of our executive officers or other key employees could harm our business.

System Interruption and the Lack of Integration and Redundancy in Our Systems May Affect Our Sales

Customer access to our websites and the speed with which a customer navigates and makes purchases on our websites affect our net sales, operating results and the attractiveness of our products and services. We experience occasional system interruptions and delays that make our websites unavailable or slow to respond and prevent us from efficiently fulfilling orders or providing services to third parties, which may reduce our net sales and the attractiveness of our products and services. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure and take other steps to improve the efficiency of our systems, it could cause system interruptions or delays and adversely affect our operating results.

Our computer and communications systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins, and similar events or disruptions. Any of these events could cause system interruption, delays, and loss of critical data, and could prevent us from accepting and fulfilling customer orders and providing services, which would make our product and service offerings less attractive. Our systems are not fully redundant and our disaster recovery planning may not be sufficient. In addition, we may have inadequate insurance coverage to compensate us for any related losses. Any of these events could damage our reputation and be expensive to remedy.

We Face Significant Inventory Risk

In addition to risks described elsewhere in this Item 1A relating to fulfillment center and inventory optimization by us and third parties, we are exposed to significant inventory risks that may adversely affect our operating results as a result of seasonality, new product launches, rapid changes in product cycles, changes in consumer demand and consumer spending patterns, changes in consumer tastes with respect to our products and other factors. We endeavor to accurately predict these trends and avoid overstocking or understocking products we manufacture and/or sell. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. In addition, when we begin selling or manufacturing a new product, it may be difficult to establish vendor relationships, determine appropriate product or component selection, and accurately forecast demand. The acquisition of certain types of inventory or components may require significant lead-time and prepayment and they may not be returnable. We carry a broad selection and significant inventory levels of certain products, such as consumer electronics, and we may be unable to sell products in sufficient quantities or during the relevant selling seasons. Any one of the inventory risk factors set forth above may adversely affect our operating results.

We May Not Be Able to Adequately Protect Our Intellectual Property Rights or May Be Accused of Infringing Intellectual Property Rights of Third Parties

We regard our trademarks, service marks, copyrights, patents, trade dress, trade secrets, proprietary technology, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and patent law, trade secret protection, and confidentiality and/or license agreements with our employees, customers, and others to protect our proprietary rights. Effective intellectual property protection may not be available in every country in which our products and services are made available. We also may not be able to acquire or maintain appropriate domain names in all countries in which we do business. Furthermore, regulations governing domain names may not protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights.

We may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Third parties that license our proprietary rights also may take actions that diminish the value of our proprietary rights or reputation. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights.

Other parties also may claim that we infringe their proprietary rights. We have been subject to, and expect to continue to be subject to, claims and legal proceedings regarding alleged infringement by us of the intellectual property rights of third parties. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. In addition, we may not be able to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property we do not own in providing e-commerce services to other businesses and individuals under commercial agreements. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

Our digital content offerings depend in part on effective digital rights management technology to control access to digital content. If the digital rights management technology that we use is compromised or otherwise malfunctions, we could be subject to claims, and content providers may be unwilling to include their content in our service.

We Have a Rapidly Evolving Business Model and Our Stock Price Is Highly Volatile

We have a rapidly evolving business model. The trading price of our common stock fluctuates significantly in response to, among other risks, the risks described elsewhere in this Item 1A, as well as:

- changes in interest rates;
- conditions or trends in the Internet and the e-commerce industry;
- quarterly variations in operating results;
- fluctuations in the stock market in general and market prices for Internet-related companies in particular;
- changes in financial estimates by us or securities analysts and recommendations by securities analysts;
- changes in our capital structure, including issuance of additional debt or equity to the public;
- changes in the valuation methodology of, or performance by, other e-commerce or technology companies; and
- transactions in our common stock by major investors and certain analyst reports, news, and speculation.

Volatility in our stock price could adversely affect our business and financing opportunities and force us to increase our cash compensation to employees or grant larger stock awards than we have historically, which could hurt our operating results or reduce the percentage ownership of our existing stockholders, or both.

Government Regulation of the Internet, E-commerce and Other Aspects of Our Business Is Evolving and Unfavorable Changes Could Harm Our Business

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, and electronic devices. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, electronic contracts and other communications, consumer protection, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites, and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet and e-commerce. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Taxation Risks Could Subject Us to Liability for Past Sales and Cause Our Future Sales to Decrease

We do not collect sales or other taxes on shipments of most of our goods into most states in the U.S. Under some of our commercial agreements, the other company is the seller of record, and we are obligated to collect sales tax in accordance with that company's instructions. We may enter into additional agreements requiring similar tax collection obligations. Our fulfillment center and customer service center networks, and any future expansion of them, along with other aspects of our evolving business, may result in additional sales and other tax obligations.

Currently, U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering or adopted initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. If these initiatives are successful, we could be required to collect sales and use taxes in additional states or change our business practices. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on all of our online competitors and decrease our future sales.

We collect consumption tax (including value added tax, goods and services tax, and provincial sales tax) as applicable on goods and services sold by us that are ordered on our international sites. Additional foreign countries may seek to impose sales or other tax collection obligations on us.

A successful assertion by one or more states or foreign countries that we should collect sales or other taxes on the sale of merchandise or services could result in substantial tax liabilities for past sales, decrease our ability to compete with traditional retailers, and otherwise harm our business.

We Could be Subject to Additional Income Tax Liabilities

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our worldwide provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. We are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax against us. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our operating results or cash flows in the period or periods for which that determination is made.

Our Vendor Relationships Subject Us to a Number of Risks

We have significant vendors that are important to our sourcing, manufacturing and any related ongoing servicing of merchandise and content. We do not have long-term arrangements with most of our vendors to guarantee availability of merchandise, content, components or services, particular payment terms, or the extension of credit limits. If our current vendors were to stop selling merchandise, content, components or services to us on acceptable terms, including as a result of one or more vendor bankruptcies due to poor economic conditions, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms, or at all.

We May Be Subject to Product Liability Claims if People or Property Are Harmed by the Products We Sell

Some of the products we sell or manufacture may expose us to product liability claims relating to personal injury, death, or environmental or property damage, and may require product recalls or other actions. Certain third parties also sell products using our e-commerce platform that may increase our exposure to product liability claims, such as if these sellers do not have sufficient protection from such claims. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. In addition, some of our agreements with our vendors and sellers do not indemnify us from product liability.

We Are Subject to Payments-Related Risks

We accept payments using a variety of methods, including credit card, debit card, credit accounts (including promotional financing), gift certificates, direct debit from a customer's bank account, consumer invoicing, physical bank check and payment upon delivery. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements, and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, electronic checks, and promotional financing, and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and operating results could be adversely affected. We also offer co-branded credit card programs that represent a significant component of our services revenue and generate high margins. If one or more of these agreements are terminated and we are unable to replace them on similar terms, or at all, it could adversely affect our operating results.

In addition, we qualify as a money services business in certain jurisdictions because we enable customers to keep account balances with us and transfer money to third parties, and because we provide services to third parties to facilitate payments on their behalf. In these jurisdictions, we may be subject to requirements for licensing, regulatory inspection, bonding, the handling of transferred funds and consumer disclosures. We are also subject to or voluntarily comply with a number of other laws and regulations relating to money laundering, international money transfers, privacy and information security and electronic fund transfers. If we were found to be in violation of applicable laws or regulations, we could be subject to civil and criminal penalties or forced to cease our payments services business.

We Could Be Liable for Breaches of Security

Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent payment transactions and other security breaches, failure to prevent or mitigate such fraud or breaches may adversely affect our operating results.

We Could Be Liable for Fraudulent or Unlawful Activities of Sellers

The law relating to the liability of providers of online payment services is currently unsettled. In addition, governmental agencies could require changes in the way this business is conducted. Under our seller programs, we may be unable to prevent sellers from collecting payments, fraudulently or otherwise, when buyers never receive the products they ordered or when the products received are materially different from the sellers' descriptions. Under our A2Z Guarantee, we reimburse buyers for payments up to certain limits in these situations, and as our marketplace seller sales grow, the cost of this program will increase and could negatively affect our operating results. We also may be unable to prevent sellers on our sites or through other seller sites from selling unlawful goods, from selling goods in an unlawful manner, or violating the proprietary rights of others, and could face civil or criminal liability for unlawful activities by our sellers.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

As of December 31, 2009, we operated the following facilities:

Description of Use	Square Footage (1) (in thousands)	Operating Segments	Lease Expirations (1)
Corporate office facilities	1,565	North America	From 2010 through 2017
Corporate office facilities	422	International	From 2010 through 2016
Sub-total	1,987		
Fulfillment and warehouse operations	11,848	North America	From 2010 through 2019
Fulfillment and warehouse operations	5,739	International	From 2010 through 2022
Sub-total	17,587		
Data center, customer service and other	553	North America	From 2010 through 2023
Data center, customer service and other	197	International	From 2010 through 2016
Sub-total	750		
Total	20,324		

(1) Represents the total leased space excluding sub-leased space.

We lease our corporate headquarters in Seattle, Washington. Additionally, we lease corporate office, fulfillment and warehouse operations, data center, customer service, and other facilities, principally in North America, Europe, and Asia.

Item 3. *Legal Proceedings*

See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 7—Commitments and Contingencies—Legal Proceedings."

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted for a vote of our shareholders during the fourth quarter of 2009.

PART II

Item 5. *Market for the Registrant's Common Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "AMZN." The following table sets forth the high and low per share sale prices for our common stock for the periods indicated, as reported by the Nasdaq Global Select Market.

	High	Low
Year ended December 31, 2008		
First Quarter	$ 97.43	$61.20
Second Quarter	84.88	70.65
Third Quarter	91.75	61.32
Fourth Quarter	71.99	34.68
Year ended December 31, 2009		
First Quarter	$ 75.61	$47.63
Second Quarter	88.56	71.71
Third Quarter	94.50	75.41
Fourth Quarter	145.91	88.27

Holders

As of January 22, 2010, there were 3,544 shareholders of record of our common stock, although there are a much larger number of beneficial owners.

Dividends

We have never declared or paid cash dividends on our common stock. See Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto in Item 8 of Part II, "Financial Statements and Supplementary Data," and the information contained in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(in millions, except per share data)				
Income Statement:					
Net sales	$24,509	$19,166	$14,835	$10,711	$8,490
Income from operations	1,129	842	655	389	432
Income before change in accounting principle	902	645	476	190	333
Cumulative effect of change in accounting principle	—	—	—	—	26
Net income	902	645	476	190	359
Basic earnings per share (1):					
Prior to cumulative effect of change in accounting principle	$ 2.08	$ 1.52	$ 1.15	$ 0.46	$ 0.81
Cumulative effect of change in accounting principle	—	—	—	—	0.06
Basic earnings per share (1)	$ 2.08	$ 1.52	$ 1.15	$ 0.46	$ 0.87
Diluted earnings per share (1):					
Prior to cumulative effect of change in accounting principle	$ 2.04	$ 1.49	$ 1.12	$ 0.45	$ 0.78
Cumulative effect of change in accounting principle	—	—	—	—	0.06
Diluted earnings per share (1)	$ 2.04	$ 1.49	$ 1.12	$ 0.45	$ 0.84
Weighted average shares used in computation of earnings per share:					
Basic	433	423	413	416	412
Diluted	442	432	424	424	426
Cash Flow Statement:					
Net cash provided by operating activities	$ 3,293	$ 1,697	$ 1,405	$ 702	$ 733
Purchases of fixed assets, including internal-use software and website development	(373)	(333)	(224)	(216)	(204)
Free cash flow (2)	$ 2,920	$ 1,364	$ 1,181	$ 486	$ 529

	December 31,				
	2009	2008	2007	2006	2005
	(in millions)				
Balance Sheet:					
Total assets	$13,813	$ 8,314	$ 6,485	$ 4,363	$3,696
Long-term debt	109	409	1,282	1,247	1,480

(1) For further discussion of earnings per share, see Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies."

(2) Free cash flow, a non-GAAP financial measure, is defined as net cash provided by operating activities less purchases of fixed assets, including capitalized internal-use software and website development, both of which are presented on our consolidated statements of cash flows. See Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP Financial Measures."

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding guidance, industry prospects or future results of operations or financial position, made in this Annual Report on Form 10-K are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons, including, among others, fluctuations in foreign exchange rates, changes in global economic conditions and consumer spending, world events, the rate of growth of the Internet and online commerce, the amount that Amazon.com invests in new business opportunities and the timing of those investments, the mix of products sold to customers, the mix of net sales derived from products as compared with services, the extent to which we owe income taxes, competition, management of growth, potential fluctuations in operating results, international growth and expansion, the outcomes of legal proceedings and claims, fulfillment center optimization, risks of inventory management, seasonality, the degree to which the Company enters into, maintains, and develops commercial agreements, acquisitions, and strategic transactions, payments risks, and risks of fulfillment throughput and productivity. In addition, the current global economic climate amplifies many of these risks. These risks and uncertainties, as well as other risks and uncertainties that could cause our actual results to differ significantly from management's expectations, are described in greater detail in Item 1A of Part I, "Risk Factors."

Overview

Our primary source of revenue is the sale of a wide range of products and services to customers. The products offered on our customer-facing websites primarily include merchandise and content we have purchased for resale from vendors and products offered by third party sellers, and we also manufacture and sell the Kindle e-reader. Generally, we recognize gross revenue from items we sell from our inventory and recognize our net share of revenue of items sold by other sellers. We also offer services such as Amazon Web Services, co-branded credit cards, fulfillment, and miscellaneous marketing and promotional offers, such as online advertising.

Our financial focus is on long-term, sustainable growth in free cash flow[1] per share. Free cash flow is driven primarily by increasing operating income and efficiently managing working capital and capital expenditures. Increases in operating income primarily result from increases in sales through our websites and efficiently managing our operating costs, offset by investments we make in longer-term strategic initiatives, which generally require us to hire additional software engineers, computer scientists, and merchandisers. To increase product sales, we focus on improving all aspects of the customer experience, including lowering prices, improving availability, offering faster delivery times, increasing selection, increasing product categories, expanding product information, improving ease of use, and earning customer trust. We generally focus on growing gross profit and operating profit dollars rather than maximizing margin percentages.

We also seek to efficiently manage shareholder dilution while maintaining the flexibility to issue shares for strategic purposes, such as financings, acquisitions, and aligning employee compensation with shareholders' interests. We utilize restricted stock units as our primary vehicle for equity compensation because we believe they align the interests of our shareholders and employees. In measuring shareholder dilution, we include all stock awards outstanding, without regard to estimated forfeitures, consisting of vested and unvested awards. Total shares outstanding plus outstanding stock awards were 461 million and 446 million at December 31, 2009 and 2008.

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[1] Free cash flow, a non-GAAP financial measure, is defined as net cash provided by operating activities less purchases of fixed assets, including capitalized internal-use software and website development, both of which are presented on our consolidated statements of cash flows. See "Results of Operations—Non-GAAP Financial Measures" below.

We seek to reduce our variable costs per unit and work to leverage our fixed costs. Our variable costs include product and content costs, payment processing and related transaction costs, picking, packaging, and preparing orders for shipment, transportation, customer service support, and most aspects of our marketing costs. Our fixed costs include the costs necessary to run our technology infrastructure, build, enhance, and add features to our websites and our Kindle e-reader, and build and optimize our fulfillment centers. Variable costs generally change directly with sales volume, while fixed costs generally increase depending on the timing of capacity needs, geographic expansion, category expansion, and other factors. To decrease our variable costs on a per unit basis and enable us to lower prices for customers, we seek to increase our direct to content provider and manufacturer sourcing, maximize discounts available to us from suppliers and reduce defects in our processes. To minimize growth in fixed costs, we seek to improve process efficiencies and maintain a lean culture.

Because of our model we are able to turn our inventory quickly and have a cash-generating operating cycle[2]. On average our high inventory velocity means we generally collect from our customers before our payments to suppliers come due. Inventory turnover[3] was 12, 12, and 13 for 2009, 2008, and 2007. We expect some variability in inventory turnover over time since it is affected by several factors, including our product mix, the mix of sales by us and by other sellers, our continuing focus on in-stock inventory availability, our investment in new geographies and product lines, and the extent to which we choose to utilize outsource fulfillment providers. Accounts payable days[4] were 68, 62, and 57 for 2009, 2008, and 2007. We expect some variability in accounts payable days over time since they are affected by several factors, including the mix of product sales, the mix of sales by other sellers, the mix of suppliers, seasonality, and changes in payment terms over time, including the effect of balancing pricing and timing of payment terms with suppliers.

We expect spending in technology and content will increase over time as we add computer scientists, software engineers, and employees involved in category expansion, editorial content, buying, merchandising selection, and systems support. We seek to efficiently invest in several areas of technology and content, including seller platforms, web services, digital initiatives, and expansion of new and existing product categories, as well as in technology infrastructure to enhance the customer experience, improve our process efficiencies and support our infrastructure web services. We believe that advances in technology, specifically the speed and reduced cost of processing power, the improved consumer experience of the Internet outside of the workplace through lower-cost broadband service to the home, and the advances of wireless connectivity, will continue to improve the consumer experience on the Internet and increase its ubiquity in people's lives. We are investing in Amazon Web Services, which provides technology services that give developers access to technology infrastructure that they can use to enable virtually any type of business, and in our Kindle e-reader. A continuing challenge is to build and deploy innovative and efficient software that will best take advantage of continued advances in technology.

Our financial reporting currency is the U.S. Dollar and changes in exchange rates significantly affect our reported results and consolidated trends. For example, if the U.S. Dollar weakens year-over-year relative to currencies in our international locations, our consolidated net sales, gross profit, and operating expenses will be higher than if currencies had remained constant. Likewise, if the U.S. Dollar strengthens year-over-year relative to currencies in our international locations, our consolidated net sales, gross profit, and operating expenses will be lower than if currencies had remained constant. We believe that our increasing diversification beyond the U.S. economy through our growing international businesses benefits our shareholders over the long term. We also believe it is important to evaluate our operating results and growth rates before and after the effect of currency changes.

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[2] The operating cycle is number of days of sales in inventory plus number of days of sales in accounts receivable minus accounts payable days.

[3] Inventory turnover is the quotient of trailing-twelve-month cost of sales to average inventory over five quarters.

[4] Accounts payable days, calculated as the quotient of accounts payable to cost of sales, multiplied by the number of days in the current quarter.

In addition, the remeasurement of our intercompany balances can result in significant gains and charges associated with the effect of movements in currency exchange rates. Currency volatilities may continue, which may significantly impact (either positively or negatively) our reported results and consolidated trends and comparisons.

For additional information about each line item summarized above, refer to Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies."

Critical Accounting Judgments

The preparation of financial statements in conformity with generally accepted accounting principles of the United States ("GAAP") requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company's critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments, and assumptions that are significant to understanding our results. For additional information, see Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies." Although we believe that our estimates, assumptions, and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.

Inventories

Inventories, consisting of products available for sale, are accounted for using the first-in first-out ("FIFO") method, and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category.

These assumptions about future disposition of inventory are inherently uncertain. As a measure of sensitivity, for every 1% of additional inventory valuation allowance at December 31, 2009 we would have recorded an additional cost of sales of approximately $23 million.

Goodwill

We evaluate goodwill for impairment annually and when an event occurs or circumstances change that indicates that the carrying value may not be recoverable. Our annual testing date is October 1. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting units. If the fair value is determined to be less than the book value, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. We estimate the fair value of the reporting units using discounted cash flows. Forecasts of future cash flow are based on our best estimate of future net sales and operating expenses, based primarily on expected category expansion, pricing, market segment penetration and general economic conditions. Certain estimates of discounted cash flows involve businesses and geographies with limited financial history and developing revenue models. Changes in these forecasts could significantly change the amount of impairment recorded, if any.

During the year, management monitors the actual performance of the business relative to the fair value assumptions used during our annual goodwill impairment test. For the periods presented, we did not identify any triggering events which would require an update to our annual impairment test. A 10% decrease in the fair value of any of our reporting units as of December 31, 2009 would have had no impact on the carrying value of our goodwill.

Financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate and through our stock price that we use to determine our market capitalization. During times of volatility, significant judgment must be applied to determine whether credit or stock price changes are a short term swing or a longer-term trend. As a measure of sensitivity, a prolonged 20% decrease from our December 31, 2009 closing stock price would not be an indicator of possible impairment.

Stock-Based Compensation

We measure compensation cost for stock awards at fair value and recognize the expense as compensation expense over the service period for awards expected to vest. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock. The estimation of stock awards that will ultimately vest requires judgment for the amount that will be forfeited, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, current economic environment, and historical experience. We update our estimated forfeiture rate quarterly. A 1% change to our estimated forfeiture rate would have an approximately $13 million impact on our 2009 consolidated operating income. Our estimated forfeiture rates at December 31, 2009 and 2008 were 33.1% and 37.1%.

We utilize the accelerated method, rather than the straight-line method, for recognizing compensation expense. Under this method, over 50% of the compensation cost is expensed in the first year of a four year vesting term. The accelerated method also adds a higher level of sensitivity and complexity in estimating forfeitures. If forfeited early in the life of an award, the forfeited amount is much greater under an accelerated method than under a straight-line method.

Income Taxes

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. We are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax against us. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our operating results or cash flows in the period or periods for which that determination is made.

If we determine that additional portions of our deferred tax assets are realizable, the majority of the benefit will come from the assets associated with the stock-based compensation that was not recognized in the financial statements, but was claimed on the tax return. Since this compensation did not originally run through our consolidated statements of operations, the benefit generated will be recorded to stockholders' equity.

Recent Accounting Pronouncements

See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies—Recent Accounting Pronouncements."

Liquidity and Capital Resources

Cash flow information is as follows:

	Year Ended December 31,		
	2009	2008	2007
	(in millions)		
Cash provided by (used in):			
Operating activities	$ 3,293	$ 1,697	$1,405
Investing activities	(2,337)	(1,199)	42
Financing activities	(280)	(198)	50

Our financial focus is on long-term, sustainable growth in free cash flow. Free cash flow, a non-GAAP financial measure, was $2.92 billion for 2009, compared to $1.36 billion and $1.18 billion for 2008 and 2007. See "Results of Operations—Non-GAAP Financial Measures" below for a reconciliation of free cash flow to cash provided by operating activities. The increase in free cash flow in 2009 primarily resulted from changes in working capital, increased operating income, and increased deferred revenue. The increase in free cash flow in 2008 primarily resulted from increased operating income, offset by increased capital expenditures. Tax benefits relating to excess stock-based compensation deductions are presented in the statement of cash flows as financing cash inflows; accordingly, as such tax benefits decline, a greater amount of cash is classified as operating cash inflow. Operating cash flows and free cash flows can be volatile and are sensitive to many factors, including changes in working capital and the timing and magnitude of capital expenditures. Working capital at any specific point in time is subject to many variables, including seasonality, inventory management and category expansion, the timing of cash receipts and payments, vendor payment terms, valuation of cash equivalents and marketable securities, and fluctuations in foreign exchange rates.

Our principal sources of liquidity are cash flows generated from operations and our cash, cash equivalents, and marketable securities balances, which, at fair value, were $6.4 billion, $3.7 billion, and $3.1 billion, at December 31, 2009, 2008, and 2007. Amounts held in foreign currencies were $2.8 billion, $1.7 billion, and $1.2 billion at December 31, 2009, 2008, and 2007, and were primarily Euros, British Pounds, and Japanese Yen.

Cash provided by operating activities was $3.3 billion, $1.7 billion, and $1.4 billion in 2009, 2008, and 2007. Our operating cash flows result primarily from cash received from our customers, from sellers, and from non-retail activities such as marketing and promotional agreements, Amazon Web Services, other seller services, and our co-branded credit card agreements, offset by cash payments we make for products and services, employee compensation (less amounts capitalized related to internal use software that are reflected as cash used in investing activities), payment processing and related transaction costs, operating leases, and interest payments on our long-term debt obligations. Cash received from customers, sellers, developers, and other activities generally corresponds to our net sales. Because our customers primarily use credit cards to buy from us, our receivables from customers settle quickly. Changes to our operating cash flows have historically been driven primarily by changes in operating income and changes to the components of working capital, including changes to receivable and payable days and inventory turns, as well as changes to non-cash items such as excess stock-based compensation and deferred taxes.

Cash provided by (used in) investing activities corresponds with purchases, sales, and maturities of marketable securities, cash outlays for acquisitions, equity-method investments and intellectual property rights, and purchases of fixed assets, including leasehold improvements and internal-use software and website development costs. Cash provided by (used in) investing activities was $(2.3) billion, $(1.2) billion, and $42 million, in 2009, 2008, and 2007, with the variability caused primarily by purchases, maturities, and sales of marketable securities and other investments, partially offset by decreases in cash paid for acquisitions. Capital expenditures were $373 million, $333 million, and $224 million in 2009, 2008, and 2007, with the sequential increases primarily reflecting additional investments in technology infrastructure, fulfillment-related assets and the development of new features and product offerings on our websites. In 2010 we plan to significantly increase our capital expenditures for additional investments in corporate office space and in support of continued business growth, including capacity to support our fulfillment operations and Amazon Web Services. Capital expenditures included $146 million, $128 million, and $108 million for internal-use software and website development during 2009, 2008, and 2007. Stock-based compensation capitalized for internal-use software and website development costs does not affect cash flows. In 2009, 2008, and 2007, we made payments, net of acquired cash, related to acquisition and investment activity of $40 million, $494 million, and $75 million.

Cash provided by (used in) financing activities was $(280) million, $(198) million, and $50 million, in 2009, 2008, and 2007. Cash outflows from financing activities result from repayments of long-term debt, payments on capital lease obligations, and repurchases of common stock. Repayments on long-term debt and payments on capital lease obligations were $472 million, $355 million, and $74 million, in 2009, 2008, and 2007. Repayments on long-term debt include $319 million on our 6.875% Premium Adjustable Convertible Securities ("PEACS") in 2009, and $294 million on our 4.75% Convertible Subordinated Notes in 2008. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 5—Long-Term Debt." We repurchased 2.2 million shares of common stock for $100 million in 2008 under the $1 billion repurchase program authorized by our Board of Directors in February 2008. We repurchased 6.3 million shares of common stock for $248 million in 2007 under the $500 million repurchase program authorized by our Board of Directors in August 2006. Cash inflows from financing activities primarily result from proceeds from tax benefits relating to excess stock-based compensation deductions. Tax benefits relating to excess stock-based compensation deductions are presented as financing cash flows. Cash inflows (outflows) from tax benefits related to stock-based compensation deductions were $105 million, $159 million, and $257 million in 2009, 2008, and 2007.

In 2009, 2008, and 2007 we recorded net tax provisions of $253 million, $247 million, and $184 million. A majority of this provision is non-cash. We have current tax benefits and net operating losses relating to excess stock-based compensation deductions that are being utilized to reduce our U.S. taxable income. As such, cash taxes paid, net of refunds, were $48 million, $53 million, and $24 million for 2009, 2008, and 2007. As our federal and state net operating losses and tax credits are utilized, cash paid for taxes will increase. We endeavor to optimize our global taxes on a cash basis, rather than on a financial reporting basis.

In August 2006, our Board of Directors authorized a 24-month program to repurchase up to $500 million of our common stock, pursuant to which we repurchased $252 million and $248 million of our common stock in 2006 and 2007, respectively. In April 2007, our Board authorized a new 24-month program to repurchase up to $500 million of our common stock, which was replaced in February 2008 by a 24-month program to repurchase up to $1 billion of our common stock. We repurchased $100 million of our common stock in 2008 under the February 2008 Board authorization. We did not repurchase any of our common stock in 2009. In January 2010, our Board of Directors authorized a program to repurchase up to $2 billion of our common stock which replaces the Board's prior authorization.

See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 7—Commitments and Contingencies" for additional discussion of our principal contractual commitments, as well as our pledged securities. Purchase obligations and open purchase orders, consisting of inventory and significant non-inventory commitments, were $1.0 billion at December 31, 2009.

On average, our high inventory velocity means we generally collect from our customers before our payments to suppliers come due. Inventory turnover was 12, 12, and 13 for 2009, 2008, and 2007. Inventory turnover has declined slightly over the last several years, primarily due to category expansion and changes in product mix, and our continuing focus on in-stock inventory availability, which enables faster delivery of products to our customers. We expect some variability in inventory turnover over time as it is affected by several factors, including our product mix, the mix of sales by us and by other sellers, our continuing focus on in-stock inventory availability, our investment in new geographies and product lines, and the extent to which we choose to utilize outsource fulfillment providers.

We believe that current cash, cash equivalents, and marketable securities balances will be sufficient to meet our anticipated operating cash needs for at least the next 12 months. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. See Item 1A of Part I, "Risk Factors." We continually evaluate opportunities to sell additional equity or debt securities, obtain credit facilities, repurchase common stock, pay dividends, or repurchase, refinance, or otherwise restructure our debt for strategic reasons or to further strengthen our financial position. The sale of additional equity or convertible debt securities would likely be dilutive to our shareholders. In addition, we will, from time to time, consider the acquisition of, or investment in, complementary businesses, products, services, and technologies, which might affect our liquidity requirements or cause us to issue additional equity or debt securities. There can be no assurance that additional lines-of-credit or financing instruments will be available in amounts or on terms acceptable to us, if at all.

Results of Operations

We have organized our operations into two principal segments: North America and International. We present our segment information along the same lines that our chief executive reviews our operating results in assessing performance and allocating resources.

Net Sales and Gross Profit

Net sales information is as follows:

	Year Ended December 31,		
	2009	**2008**	**2007**
		(in millions)	
Net Sales:			
North America	$12,828	$10,228	$ 8,095
International	11,681	8,938	6,740
Consolidated	$24,509	$19,166	$14,835
Year-over-year Percentage Growth:			
North America	25%	26%	38%
International	31	33	39
Consolidated	28	29	39
Year-over-year Percentage Growth, excluding effect of exchange rates:			
North America	26%	26%	38%
International	33	31	31
Consolidated	29	28	35
Net Sales Mix:			
North America	52%	53%	55%
International	48	47	45
Consolidated	100%	100%	100%

Revenue increased 28%, 29%, and 39% in 2009, 2008, and 2007. Changes in currency exchange rates positively (negatively) affected net sales by $(182) million, $127 million, and $399 million for 2009, 2008, and 2007. For a discussion of the effect on revenue growth of exchange rates, see "Effect of Exchange Rates" below.

The North America revenue growth rate was 25%, 26%, and 38% in 2009, 2008, and 2007. The increase in revenue in each year primarily reflects increased unit sales driven largely by our continued efforts to reduce prices for our customers, including from our free shipping offers and Amazon Prime, and by increased in-stock inventory availability and increased selection of product offerings, as well as a larger base of sales in faster growing categories such as electronics and other general merchandise, increased in-stock inventory availability, and increased selection of product offerings.

The International revenue growth rate was 31%, 33%, and 39% in 2009, 2008, and 2007. The increase in revenue in each year primarily reflects increased unit sales driven largely by our continued efforts to reduce prices for our customers, including from our free shipping offers, and Amazon Prime, and by increased in-stock inventory availability and increased selection of product offerings, as well as a larger base of sales in faster growing categories such as electronics and other general merchandise, increased in-stock inventory availability, and increased selection of product offerings. Additionally, changes in currency exchange rates positively (negatively) affected International net sales by $(174) million, $131 million, and $390 million in 2009, 2008, and 2007.

We expect that, over time, our International segment will represent 50% or more of our consolidated net sales. Additionally, as we continue to offer increased selection, lower prices, and additional product lines within our electronics and other general merchandise category, we expect to see the relative mix of sales from this category increase. See "Supplemental Information" below.

Gross profit information is as follows:

	Year Ended December 31,		
	2009	2008	2007
	(in millions)		
Gross Profit:			
North America	$3,290	$2,495	$2,031
International	2,241	1,775	1,322
Consolidated	$5,531	$4,270	$3,353
Gross Profit Growth Rate:			
North America	32%	23%	33%
International	26	34	42
Consolidated	30	27	37
Gross Margin:			
North America	25.6%	24.4%	25.1%
International	19.2	19.9	19.6
Consolidated	22.6	22.3	22.6

The increase in gross profit in absolute terms during 2009, compared to 2008 and 2007, corresponds with increases in sales, offset by lower prices for customers including from free shipping offers and Amazon Prime. Generally, our gross margins fluctuate based on several factors, including our product, service, and geographic mix of sales; sales volumes by other sellers; changes in vendor pricing, including the extent to which we receive discounts and allowances; lowering prices for customers, including from competitive pricing decisions; improvements in product sourcing and inventory management; and the extent to which our customers accept our free shipping and Amazon Prime offers. Such free shipping and Amazon Prime offers reduce shipping revenue and reduce our gross margins on retail sales. We view our shipping offers as an effective worldwide marketing tool and intend to continue offering them indefinitely.

Sales of products by marketplace sellers on our websites represented 30%, 28%, and 28% of unit sales in 2009, 2008, and 2007. Since revenues from these sales are recorded as a net amount, they generally result in lower revenues but higher gross margin per unit. Since we focus on profit dollars rather than margins, we are largely neutral on whether an item is sold by us or by another seller.

Gross profit growth is also affected by changes in exchange rates—see "Effect of Exchange Rates" below.

North America segment gross margins in 2009 increased by 125 basis points compared to 2008 resulting primarily from increases in other revenue, improvements in inventory management, including vendor pricing, and increases in sales of products by other sellers, partially offset by our efforts to continue reducing prices for our customers, including from our free shipping offers and Amazon Prime, and a larger percent of overall sales in lower margin categories such as electronics and other general merchandise.

North America segment gross margins in 2008 decreased by 69 basis points compared to 2007 resulting primarily from our efforts to continue reducing prices for our customers, including from our free shipping offers and Amazon Prime, and a larger percent of overall sales in lower margin categories such as electronics and other general merchandise, partially offset by increases in other revenue and improvements in vendor pricing.

International segment gross margins in 2009 decreased by 67 basis points compared to 2008 resulting primarily from our efforts to continue reducing prices for our customers, including from our free shipping offers and Amazon Prime, and a larger percent of overall sales in lower margin categories such as electronics and other general merchandise, partially offset by improvements in inventory management, including vendor pricing and increases in sales of products by other sellers.

International segment gross margins in 2008 increased by 25 basis points compared to 2007 resulting primarily from increases in sales of products by other sellers and improvements in vendor pricing, partially offset by our efforts to continue reducing prices for our customers, including from our free shipping offers and Amazon Prime, and a larger percent of overall sales in lower margin categories such as electronics and other general merchandise.

Supplemental Information

Supplemental information about shipping results is as follows:

	December 31,		
	2009	2008	2007
	(in millions)		
Shipping Activity:			
Shipping revenue (1)(2)	$ 924	$ 835	$ 740
Outbound shipping costs	(1,773)	(1,465)	(1,174)
Net shipping cost	$ (849)	$ (630)	$ (434)
Year-over-year Percentage Growth:			
Shipping revenue	11%	13%	31%
Outbound shipping costs	21	25	33
Net shipping cost	35	45	37
Percent of Net Sales:			
Shipping revenue	3.8%	4.4%	5.0%
Outbound shipping costs	(7.2)	(7.6)	(7.9)
Net shipping cost	(3.4)%	(3.2)%	(2.9)%

(1) Excludes amounts earned on shipping activities by third-party sellers where we do not provide the fulfillment service.
(2) Includes amounts earned from Amazon Prime membership and Fulfillment by Amazon programs.

We believe that offering low prices to our customers is fundamental to our future success. One way we offer lower prices is through free-shipping offers that result in a net cost to us in delivering products, as well as through membership in Amazon Prime. To the extent our customers accept and use our free shipping offers at an increasing rate, including memberships in Amazon Prime, our net cost of shipping will increase. We seek to partially mitigate the costs of lowering prices over time through achieving higher sales volumes, negotiating better terms with our suppliers, and achieving better operating efficiencies.

Supplemental information about our net sales is as follows:

	Year Ended December 31,		
	2009	2008	2007
		(in millions)	
Net Sales:			
North America			
Media	$ 5,964	$ 5,350	$ 4,630
Electronics and other general merchandise	6,314	4,430	3,139
Other (1)	550	448	326
Total North America	$12,828	$10,228	$ 8,095
International			
Media	$ 6,810	$ 5,734	$ 4,612
Electronics and other general merchandise	4,768	3,110	2,071
Other (1)	103	94	57
Total International	$11,681	$ 8,938	$ 6,740
Consolidated			
Media	$12,774	$11,084	$ 9,242
Electronics and other general merchandise	11,082	7,540	5,210
Other (1)	653	542	383
Total consolidated	$24,509	$19,166	$14,835
Year-over-year Percentage Growth:			
North America			
Media	11 %	16 %	29 %
Electronics and other general merchandise	43	41	55
Other	23	38	24
Total North America	25	26	38
International			
Media	19 %	24 %	32 %
Electronics and other general merchandise	53	50	55
Other	9	65	186
Total International	31	33	39
Consolidated			
Media	15 %	20 %	31 %
Electronics and other general merchandise	47	45	55
Other	20	42	35
Total consolidated	28	29	39
Year-over-year Percentage Growth:			
Excluding the effect of exchange rates			
International			
Media	20 %	22 %	25 %
Electronics and other general merchandise	56	49	45
Other	19	67	165
Total International	33	31	31
Consolidated			
Media	16 %	19 %	27 %
Electronics and other general merchandise	48	44	51
Other	22	42	34
Total consolidated	29	28	35
Consolidated Net Sales Mix:			
Media	52 %	58 %	62 %
Electronics and other general merchandise	45	39	35
Other	3	3	3
Total consolidated	100 %	100 %	100 %

(1) Includes non-retail activities, such as marketing and promotional activities, Amazon Web Services, other seller sites, and our co-branded credit card agreements.

Operating Expenses

Information about operating expenses with and without stock-based compensation is as follows (in millions):

	Year ended December 31, 2009			Year ended December 31, 2008			Year ended December 31, 2007		
	As Reported	Stock-Based Compensation	Net	As Reported	Stock-Based Compensation	Net	As Reported	Stock-Based Compensation	Net
Operating Expenses:									
Fulfillment	$2,052	$ (79)	$1,973	$1,658	$ (61)	$1,597	$1,292	$ (39)	$1,253
Marketing	680	(20)	660	482	(13)	469	344	(8)	336
Technology and content	1,240	(182)	1,058	1,033	(151)	882	818	(103)	715
General and administrative	328	(60)	268	279	(50)	229	235	(35)	200
Other operating expense (income), net	102	—	102	(24)	—	(24)	9	—	9
Total operating expenses	$4,402	$(341)	$4,061	$3,428	$(275)	$3,153	$2,698	$(185)	$2,513
Year-over-year Percentage Growth:									
Fulfillment	24%		24%	28%		27%	38%		37%
Marketing	41		41	40		39	31		30
Technology and content	20		20	26		23	23		17
General and administrative	17		17	19		15	20		13
Percent of Net Sales:									
Fulfillment	8.4%		8.1%	8.6%		8.3%	8.7%		8.4%
Marketing	2.8		2.7	2.5		2.4	2.3		2.3
Technology and content	5.1		4.3	5.4		4.6	5.5		4.8
General and administrative	1.3		1.1	1.5		1.2	1.6		1.3

Operating expenses without stock-based compensation are non-GAAP financial measures. See "Non-GAAP Financial Measures" and Item 8 of Part I, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies—Stock-Based Compensation."

Fulfillment

The increase in fulfillment costs in absolute dollars during 2009 in comparison with the prior years relates to variable costs corresponding with sales volume and inventory levels; our mix of product sales; payment processing and related transaction costs, including mix of payment methods and costs from our guarantee for certain seller transactions; and costs from expanding fulfillment capacity.

Fulfillment costs as a percentage of net sales may vary due to several factors, such as payment processing and related transaction costs, including those from our guarantee for certain seller transactions, our level of productivity and accuracy, changes in volume, size, and weight of units received and fulfilled, the extent we utilize fulfillment services provided by third parties, and our ability to affect customer service contacts per unit by implementing improvements in our operations and enhancements to our customer self-service features. Additionally, because payment processing costs associated with seller transactions are based on the gross purchase price of underlying transactions, and payment processing and related transaction costs are higher as a percentage of revenue versus our retail sales, sales by our sellers have higher fulfillment costs as a percent of net sales.

We seek to expand our fulfillment capacity to accommodate greater selection and in-stock inventory levels and meet anticipated shipment volumes from sales of our own products as well as sales by third parties for which we provide the fulfillment services. We periodically evaluate our facility requirements.

Marketing

We direct customers to our websites primarily through a number of targeted online marketing channels, such as our Associates program, sponsored search, portal advertising, and other initiatives. Our marketing expenses are largely variable, based on growth in sales and changes in rates. To the extent there is increased or decreased competition for these traffic sources, or to the extent our mix of these channels shifts, we would expect to see a corresponding change in our marketing expense or its effect.

Marketing costs increased in absolute dollars in 2009 compared to 2008 and 2007, due to increased spending in variable online marketing channels, such as our Associates program and sponsored search programs.

While costs associated with free shipping are not included in marketing expense, we view free shipping offers and Amazon Prime as effective worldwide marketing tools, and intend to continue offering them indefinitely.

Technology and Content

We seek to efficiently invest in several areas of technology and content including seller platforms, web services, digital initiatives, and expansion of new and existing product categories, as well as technology infrastructure so that we can continue to enhance the customer experience, improve our process efficiency and support our infrastructure web services. See "Overview" for a discussion of how management views advances in technology and the importance of innovation. We expect spending in technology and content to increase over time as we continue to add employees to our staff and add technology infrastructure.

For the years ended 2009, 2008, and 2007, we capitalized $187 million, $187 million, and $129 million of costs associated with internal-use software and website development. Amortization of previously capitalized amounts was $172 million, $143 million, and $116 million for 2009, 2008, and 2007.

A significant majority of our technology costs are incurred in the U.S. and most of them are allocated to our North America segment.

General and Administrative

The increase in general and administrative costs in absolute dollars in 2009 compared to 2008 and 2007 is primarily due to increases in payroll and related expenses, and professional service fees.

Stock-Based Compensation

Stock-based compensation was $341 million, $275 million, and $185 million during 2009, 2008, and 2007. The increase in stock-based compensation in 2009 compared to 2008 is primarily attributable to a decrease in our estimated forfeiture rate. The increase in stock-based compensation in 2008 compared to 2007 was primarily attributable to an increase in total stock-based compensation value granted to our employees.

Other Operating Expense (Income), Net

Other operating expense (income), net, was $102 million, $(24) million and $9 million during 2009, 2008 and 2007. The increase in other operating expense in 2009 is primarily attributable to the $51 million Toysrus.com LLC settlement, and increased amortization expense on acquired intangibles. In 2008, we recognized a $53 million noncash gain on the sale of our European DVD rental assets.

Interest Income and Expense

Our interest income was $37 million, $83 million, and $90 million during 2009, 2008, and 2007. We generally invest our excess cash in investment grade short- to intermediate-term fixed income securities and AAA-rated money market funds. Our interest income corresponds with the average balance of invested funds and the prevailing rates we are earning on them, which vary depending on the geographies and currencies in which they are invested.

The primary component of our net interest expense is the interest we incur on our long-term debt instruments. Interest expense was $34 million, $71 million, and $77 million, in 2009, 2008, and 2007 with the decline primarily relating to principal reductions of $319 million in 2009 and $899 million in 2008.

Our long-term debt was $109 million and $409 million at December 31, 2009 and 2008. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 5—Long-Term Debt."

Other Income (Expense), Net

Other income (expense), net, consisted of the following:

	Year Ended December 31,		
	2009	2008	2007
		(in millions)	
Foreign-currency gain on intercompany balances	$ 5	$23	$ 32
Foreign-currency gain (loss) on remeasurement of 6.875% PEACS	16	15	(33)
Other	8	9	(7)
Other income (expense), net	$29	$47	$ (8)

Income Taxes

We recorded a provision for income taxes of $253 million, $247 million, and $184 million, in 2009, 2008, and 2007. The effective tax rate in 2009, 2008 and 2007 was lower than the 35% U.S. federal statutory rate primarily due to earnings of our subsidiaries outside of the U.S. in jurisdictions where our effective tax rate is lower than in the U.S.

Our effective tax rate is subject to significant variation due to several factors, including our accuracy in predicting our taxable income, the taxable jurisdictions to which it relates, business acquisitions and investments, and foreign currencies. We have current tax benefits, net operating losses, and tax credits relating to excess stock-based compensation deductions that are being utilized to reduce our U.S. taxable income. As such, we expect a majority of our net tax provision to be non-cash.

Effect of Exchange Rates

The effect on our consolidated statements of operations from changes in exchange rates versus the U.S. Dollar is as follows (in millions, except per share data):

	Year Ended December 31, 2009			Year Ended December 31, 2008			Year Ended December 31, 2007		
	At Prior Year Rates (1)	Exchange Rate Effect (2)	As Reported	At Prior Year Rates (1)	Exchange Rate Effect (2)	As Reported	At Prior Year Rates (1)	Exchange Rate Effect (2)	As Reported
Net sales	$24,691	$ (182)	$24,509	$19,039	$ 127	$19,166	$14,436	$ 399	$14,835
Gross profit	5,605	(74)	5,531	4,240	30	4,270	3,274	79	3,353
Operating expenses	4,435	(33)	4,402	3,408	20	3,428	2,648	50	2,698
Income from operations	1,170	(41)	1,129	832	10	842	626	29	655
Net interest income (expense) and other (3)	6	26	32	17	42	59	5	—	5
Net income	911	(9)	902	609	36	645	456	20	476
Diluted earnings per share	$ 2.06	$(0.02)	$ 2.04	$ 1.41	$0.08	$ 1.49	$ 1.07	$0.05	$ 1.12

(1) Represents the outcome that would have resulted had exchange rates in the reported period been the same as those in effect in the comparable prior year period for operating results, and if we did not incur the variability associated with remeasurements for our intercompany balances and 6.875% PEACS, which we redeemed in 2009.

(2) Represents the increase or decrease in reported amounts resulting from changes in exchange rates from those in effect in the comparable prior year period for operating results, and if we did not incur the variability associated with remeasurements for our intercompany balances and 6.875% PEACS, which we redeemed in 2009.
(3) Includes foreign currency gains and losses on cross-currency investments, and remeasurement of our intercompany balances and 6.875% PEACS, which we redeemed in 2009.

Non-GAAP Financial Measures

Regulation G, *Conditions for Use of Non-GAAP Financial Measures*, and other SEC regulations define and prescribe the conditions for use of certain non-GAAP financial information. Our measure of "Free cash flow" meets the definition of a non-GAAP financial measure. Free cash flow is used in addition to and in conjunction with results presented in accordance with GAAP and free cash flow should not be relied upon to the exclusion of GAAP financial measures.

Free cash flow, which we reconcile to "Net cash provided by (used in) operating activities," is cash flow from operations reduced by "Purchases of fixed assets, including internal-use software and website development." We use free cash flow, and ratios based on it, to conduct and evaluate our business because, although it is similar to cash flow from operations, we believe it typically will present a more conservative measure of cash flows since purchases of fixed assets are a necessary component of ongoing operations.

Free cash flow has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures. For example, free cash flow does not incorporate payments made on capital lease obligations or cash payments for business acquisitions. Therefore, we believe it is important to view free cash flow as a complement to our entire consolidated statements of cash flows.

The following is a reconciliation of free cash flow to the most comparable GAAP measure, "Net cash provided by (used in) operating activities" for 2009, 2008, and 2007 (in millions):

	Year Ended December 31,		
	2009	2008	2007
Net cash provided by (used in) operating activities	$ 3,293	$ 1,697	$1,405
Purchases of fixed assets, including internal-use software and website development	(373)	(333)	(224)
Free cash flow	$ 2,920	$ 1,364	$1,181
Net cash provided by (used in) investing activities	$(2,337)	$(1,199)	$ 42
Net cash provided by (used in) financing activities	$ (280)	$ (198)	$ 50

In addition, we provide information regarding our operating expenses with and without stock-based compensation. We provide this information to show the impact of stock-based compensation, which is non-cash and excluded from our internal operating plans and measurement of financial performance (although we consider the dilutive impact to our shareholders when awarding stock-based compensation and value such awards accordingly). In addition, unlike other centrally-incurred operating costs, stock-based compensation is not allocated to segment results and therefore excluding it from operating expense is consistent with our segment presentation in the footnotes to our consolidated financial statements.

Operating expenses without stock-based compensation have limitations due to the fact that they do not include all expenses primarily related to our workforce. More specifically, if we did not pay out a portion of our compensation in the form of stock-based compensation, our cash salary expense included in the "Fulfillment," "Technology and content," "Marketing," and "General and administrative" line items would be higher.

Guidance

We provided guidance on January 28, 2010 in our earnings release furnished on Form 8-K as follows:

First Quarter 2010 Guidance

- Net sales are expected to be between $6.45 billion and $7.00 billion, or to grow between 32% and 43% compared with first quarter 2009.
- Operating income is expected to be between $275 million and $365 million, or to grow between 13% and 50% compared with first quarter 2009. This guidance includes approximately $110 million for stock-based compensation and amortization of intangible assets, and it assumes, among other things, that no additional business acquisitions or investments are concluded and that there are no further revisions to stock-based compensation estimates.

As noted in Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies—Recent Accounting Pronouncements," we are prospectively adopting Accounting Standard Update (ASU) 2009-13 as of January 1, 2010. The impact of the adoption of this standard is included in our first quarter 2010 guidance.

These projections are subject to substantial uncertainty. See Item 1A of Part I, "Risk Factors."

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to market risk for the effect of interest rate changes, foreign currency fluctuations, and changes in the market values of our investments. Information relating to quantitative and qualitative disclosures about market risk is set forth below and in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. All of our cash equivalent and marketable fixed income securities are designated as available-for-sale and, accordingly, are presented at fair value on our consolidated balance sheets. We generally invest our excess cash in investment grade short- to intermediate-term fixed income securities and AAA-rated money market funds. Fixed rate securities may have their fair market value adversely affected due to a rise in interest rates, and we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates.

The following table provides information about our current and long-term cash equivalent and marketable fixed income securities, including principal cash flows by expected maturity and the related weighted average interest rates at December 31, 2009 (in millions, except percentages):

	2010	2011	2012	2013	2014	Thereafter	Total	Estimated Fair Value at December 31, 2009
Money market funds	$2,750	$—	$—	$—	$—	$—	$2,750	$2,750
Weighted average interest rate	0.09%	—	—	—	—	—	0.09%	
Corporate debt securities	45	109	42	6	—	—	202	211
Weighted average interest rate	1.39%	1.87%	2.57%	2.98%	—	—	1.94%	
U.S. Government and Agency Securities	551	213	453	14	9	—	1,240	1,268
Weighted average interest rate	0.24%	1.57%	1.83%	3.27%	3.12%	—	1.10%	
Asset backed securities	11	21	12	—	—	—	44	46
Weighted average interest rate	1.84%	3.81%	3.54%	—	—	—	3.25%	
Foreign government and agency securities	1,549	102	287	36	8	—	1,982	1,999
Weighted average interest rate	0.40%	1.13%	1.54%	1.98%	2.45%	—	0.64%	
Other securities	—	6	—	—	—	—	6	6
Weighted average interest rate	—	1.69%	—	—	—	—	1.69%	
	$4,906	$ 451	$ 794	$ 56	$ 17	$—	$6,224	
Cash equivalents and marketable fixed-income securities								$6,280

The following table provides information about our current and long-term cash equivalent and marketable fixed income securities, including principal cash flows by expected maturity and the related weighted average interest rates at December 31, 2008 (in millions, except percentages):

	2009	2010	2011	2012	2013	Thereafter	Total	Estimated Fair Value at December 31, 2008
Money market funds	$1,682	$—	$—	$—	$—	$—	$1,682	$1,682
Weighted average interest rate	0.78%	—	—	—	—	—	0.78%	
Corporate debt securities	17	44	103	19	11	—	194	194
Weighted average interest rate	5.35%	5.06%	4.93%	5.23%	5.42%	—	5.06%	
U.S. Government and Agency Securities	463	47	58	11	7	—	586	594
Weighted average interest rate	0.36%	2.09%	2.29%	3.61%	3.80%	—	0.79%	
Asset backed securities	10	28	20	5	—	—	63	58
Weighted average interest rate	8.24%	9.32%	8.22%	6.32%	—	—	8.58%	
Foreign government and agency securities	915	42	39	62	63	—	1,121	1,128
Weighted average interest rate	1.41%	3.58%	4.02%	3.71%	3.75%	—	1.84%	
Other securities	2	10	—	9	—	—	21	23
Weighted average interest rate	3.17%	1.25%	—	2.30%	—	—	1.87%	
	$3,089	$ 171	$ 220	$ 106	$ 81	$—	$3,667	
Cash equivalents and marketable fixed-income securities								$3,679

Foreign Exchange Risk

During 2009, net sales from our International segment accounted for 48% of our consolidated revenues. Net sales and related expenses generated from our international websites, as well as those relating to *www.amazon.ca* (which is included in our North America segment), are denominated in the functional currencies of the corresponding websites and primarily include British Pounds, Euros, and Japanese Yen. The functional currency of our subsidiaries that either operate or support these websites is the same as the corresponding local currency. The results of operations of, and certain of our intercompany balances associated with, our internationally-focused websites are exposed to foreign exchange rate fluctuations. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. For example, as a result of fluctuations in foreign exchange rates during 2009, International segment revenues decreased $174 million in comparison with the prior year.

We have foreign exchange risk related to foreign-denominated cash, cash equivalents, and marketable securities ("foreign funds"). Based on the balance of foreign funds at December 31, 2009 of $2.8 billion, an assumed 5%, 10%, and 20% negative currency movement would result in fair value declines of $140 million, $275 million, and $550 million. All investments are classified as "available for sale." Fluctuations in fair value are recorded in "Accumulated other comprehensive income (loss)," a separate component of stockholders' equity.

We have foreign exchange risk related to our intercompany balances denominated in foreign currency. Based on the intercompany balances at December 31, 2009 of $260 million, an assumed 5%, 10%, and 20% strengthening of the U.S. Dollar in relation to these foreign currencies would result in losses of $15 million, $25 million, and $50 million, recorded to "Other income (expense), net."

See "Effect of Exchange Rates" for additional information on the effect on reported results of changes in exchange rates.

Investment Risk

As of December 31, 2009, our recorded basis in equity investments was $91 million. These investments primarily relate to equity-method investments in private companies. We review our investments for impairment when events and circumstances indicate that the decline in fair value of such assets below the carrying value is other-than-temporary. Our analysis includes review of recent operating results and trends, recent sales or acquisitions of the investee securities, and other publicly available data. The current global economic climate provides additional uncertainty. Valuations of private companies are inherently more difficult due to the lack of readily available market data. As such, we believe that market sensitivities are not practicable.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Amazon.com, Inc.

We have audited the accompanying consolidated balance sheets of Amazon.com, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amazon.com, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted FASB No. 141(R) *Business Combinations*, codified in ASC 805, *Business Combinations*, effective January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amazon.com, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 28, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington
January 28, 2010

AMAZON.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,		
	2009	2008	2007
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$ 2,769	$ 2,539	$1,022
OPERATING ACTIVITIES:			
Net income	902	645	476
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation of fixed assets, including internal-use software and website development, and other amortization	378	287	246
Stock-based compensation	341	275	185
Other operating expense (income), net	103	(24)	9
Losses (gains) on sales of marketable securities, net	(4)	(2)	1
Other expense (income), net	(15)	(34)	12
Deferred income taxes	81	(5)	(99)
Excess tax benefits from stock-based compensation	(105)	(159)	(257)
Changes in operating assets and liabilities:			
Inventories	(531)	(232)	(303)
Accounts receivable, net and other	(481)	(218)	(255)
Accounts payable	1,859	812	928
Accrued expenses and other	300	247	429
Additions to unearned revenue	1,054	449	244
Amortization of previously unearned revenue	(589)	(344)	(211)
Net cash provided by (used in) operating activities	3,293	1,697	1,405
INVESTING ACTIVITIES:			
Purchases of fixed assets, including internal-use software and website development	(373)	(333)	(224)
Acquisitions, net of cash acquired, and other	(40)	(494)	(75)
Sales and maturities of marketable securities and other investments	1,966	1,305	1,271
Purchases of marketable securities and other investments	(3,890)	(1,677)	(930)
Net cash provided by (used in) investing activities	(2,337)	(1,199)	42
FINANCING ACTIVITIES:			
Excess tax benefits from stock-based compensation	105	159	257
Common stock repurchased		(100)	(248)
Proceeds from long-term debt and other	87	98	115
Repayments of long-term debt and capital lease obligations	(472)	(355)	(74)
Net cash provided by (used in) financing activities	(280)	(198)	50
Foreign-currency effect on cash and cash equivalents	(1)	(70)	20
Net increase in cash and cash equivalents	675	230	1,517
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 3,444	$ 2,769	$2,539
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ 32	$ 64	$ 67
Cash paid for income taxes	48	53	24
Fixed assets acquired under capital leases and other financing arrangements	147	148	74
Fixed assets acquired under build-to-suit leases	188	72	15
Conversion of debt	—	605	1

See accompanying notes to consolidated financial statements.

AMAZON.COM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Year Ended December 31,		
	2009	2008	2007
Net sales	$24,509	$19,166	$14,835
Cost of sales	18,978	14,896	11,482
Gross profit	5,531	4,270	3,353
Operating expenses (1):			
Fulfillment	2,052	1,658	1,292
Marketing	680	482	344
Technology and content	1,240	1,033	818
General and administrative	328	279	235
Other operating expense (income), net	102	(24)	9
Total operating expenses	4,402	3,428	2,698
Income from operations	1,129	842	655
Interest income	37	83	90
Interest expense	(34)	(71)	(77)
Other income (expense), net	29	47	(8)
Total non-operating income (expense)	32	59	5
Income before income taxes	1,161	901	660
Provision for income taxes	(253)	(247)	(184)
Equity-method investment activity, net of tax	(6)	(9)	—
Net income	$ 902	$ 645	$ 476
Basic earnings per share	$ 2.08	$ 1.52	$ 1.15
Diluted earnings per share	$ 2.04	$ 1.49	$ 1.12
Weighted average shares used in computation of earnings per share:			
Basic	433	423	413
Diluted	442	432	424

(1) Includes stock-based compensation as follows:

Fulfillment	$ 79	$ 61	$ 39
Marketing	20	13	8
Technology and content	182	151	103
General and administrative	60	50	35

See accompanying notes to consolidated financial statements.

AMAZON.COM, INC.

CONSOLIDATED BALANCE SHEETS
(in millions, except per share data)

	December 31,	
	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,444	$2,769
Marketable securities	2,922	958
Inventories	2,171	1,399
Accounts receivable, net and other	988	827
Deferred tax assets	272	204
Total current assets	9,797	6,157
Fixed assets, net	1,290	854
Deferred tax assets	18	145
Goodwill	1,234	438
Other assets	1,474	720
Total assets	$13,813	$8,314
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 5,605	$3,594
Accrued expenses and other	1,759	1,152
Total current liabilities	7,364	4,746
Long-term debt	109	409
Other long-term liabilities	1,083	487
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value:		
Authorized shares—500	—	—
Issued and outstanding shares—none		
Common stock, $0.01 par value:		
Authorized shares—5,000		
Issued shares—461 and 445	—	—
Outstanding shares—444 and 428	5	4
Treasury stock, at cost	(600)	(600)
Additional paid-in capital	5,736	4,121
Accumulated other comprehensive income (loss)	(56)	(123)
Retained earnings (accumulated deficit)	172	(730)
Total stockholders' equity	5,257	2,672
Total liabilities and stockholders' equity	$13,813	$8,314

See accompanying notes to consolidated financial statements.

AMAZON.COM, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in millions)

	Common Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount					
Balance at December 31, 2006	414	$ 4	$(252)	$2,517	$ (1)	$(1,837)	$ 431
Net income	—	—	—	—	—	476	476
Foreign currency translation losses, net of tax	—	—	—	—	(3)	—	(3)
Change in unrealized losses on available-for-sale securities, net of tax	—	—	—	—	8	—	8
Amortization of unrealized loss on terminated Euro Currency Swap, net of tax	—	—	—	—	1	—	1
Comprehensive income							482
Change in accounting principle	—	—	—	2	—	(14)	(12)
Unrecognized excess tax benefits from stock-based compensation	—	—	—	4	—	—	4
Exercise of common stock options and conversion of debt	8	—	—	92	—	—	92
Repurchase of common stock	(6)	—	(248)	—	—	—	(248)
Excess tax benefits from stock-based compensation	—	—	—	257	—	—	257
Stock-based compensation and issuance of employee benefit plan stock	—	—	—	191	—	—	191
Balance at December 31, 2007	416	4	(500)	3,063	5	(1,375)	1,197
Net income	—	—	—	—	—	645	645
Foreign currency translation losses, net of tax	—	—	—	—	(127)	—	(127)
Change in unrealized losses on available-for-sale securities, net of tax	—	—	—	—	(1)	—	(1)
Comprehensive income							517
Unrecognized excess tax benefits from stock-based compensation	—	—	—	(8)	—	—	(8)
Exercise of common stock options and conversion of debt	14	—		624	—	—	624
Repurchase of common stock	(2)	—	(100)		—	—	(100)
Excess tax benefits from stock-based compensation	—	—	—	154	—	—	154
Stock-based compensation and issuance of employee benefit plan stock	—	—	—	288	—	—	288
Balance at December 31, 2008	428	4	(600)	4,121	(123)	(730)	2,672
Net income	—	—	—	—	—	902	902
Foreign currency translation gains net of tax	—	—	—	—	62	—	62
Change in unrealized gains on available-for-sale securities, net of tax	—	—	—	—	4	—	4
Amortization of unrealized loss on terminated Euro Currency Swap, net of tax	—	—	—	—	1	—	1
Comprehensive income							969
Exercise of common stock options	7	—	—	19	—	—	19
Issuance of common stock for acquisition activity	9	1	—	1,144	—	—	1,145
Excess tax benefits from stock-based compensation	—	—	—	103	—	—	103
Stock-based compensation and issuance of employee benefit plan stock	—	—	—	349	—	—	349
Balance at December 31, 2009	444	$ 5	$(600)	$5,736	$ (56)	$ 172	$5,257

See accompanying notes to consolidated financial statements.

AMAZON.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

Description of Business

Amazon.com opened its virtual doors on the World Wide Web in July 1995 and offers Earth's Biggest Selection. We seek to be Earth's most customer-centric company for three primary customer sets: consumers, sellers, and developers. We serve consumers through our retail websites and focus on selection, price, and convenience. We also manufacture and sell the Kindle e-reader. We offer programs that enable sellers to sell their products on our websites and their own branded websites and to fulfill orders through us. We serve developers through Amazon Web Services, which provides access to technology infrastructure that developers can use to enable virtually any type of business. In addition, we generate revenue through co-branded credit card agreements and other marketing and promotional services, such as online advertising.

We have organized our operations into two principal segments: North America and International. See "Note 11—Segment Information."

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and those entities in which we have a variable interest and are the primary beneficiary. Intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, valuation of investments, collectability of receivables, sales returns, incentive discount offers, valuation of inventory, depreciable lives of fixed assets and internally-developed software, valuation of acquired intangibles and goodwill, income taxes, stock-based compensation, and contingencies. Actual results could differ materially from those estimates.

Subsequent Events

We have evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through January 28, 2010, the day the financial statements were issued.

Earnings per Share

Basic earnings per share is calculated using our weighted-average outstanding common shares. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table shows the calculation of diluted shares (in millions):

	Year Ended December 31,		
	2009	2008	2007
Shares used in computation of basic earnings per share	433	423	413
Total dilutive effect of outstanding stock awards (1)	9	9	11
Shares used in computation of diluted earnings per share	442	432	424

(1) Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of stock awards, and assumed tax proceeds from excess stock-based compensation deductions.

Treasury Stock

We account for treasury stock under the cost method and include treasury stock as a component of stockholders' equity.

Cash and Cash Equivalents

We classify all highly liquid instruments, including money market funds that comply with Rule 2a-7 of the Investment Company Act of 1940, with an original maturity of three months or less at the time of purchase as cash equivalents.

Inventories

Inventories, consisting of products available for sale, are accounted for using primarily the FIFO method, and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category.

We provide fulfillment-related services in connection with certain of our sellers' programs. The third party seller maintains ownership of their inventory, regardless of whether fulfillment is provided by us or the third party seller, and therefore these products are not included in our inventories.

Accounts Receivable, Net, and Other

Included in "Accounts receivable, net, and other" on our consolidated balance sheets are amounts primarily related to vendor and customer receivables. At December 31, 2009 and 2008, vendor receivables, net, were $495 million and $400 million, and customer receivables, net, were $341 million and $311 million.

Allowance for Doubtful Accounts

We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. The allowance for doubtful customer and vendor receivables was $72 million and $81 million at December 31, 2009 and 2008.

Internal-use Software and Website Development

Costs incurred to develop software for internal use and our websites are capitalized and amortized over the estimated useful life of the software. Costs related to design or maintenance of internal-use software and website development are expensed as incurred. For the years ended 2009, 2008, and 2007, we capitalized $187 million (including $35 million of stock-based compensation), $187 million (including $27 million of stock-based compensation), and $129 million (including $21 million of stock-based compensation) of costs associated with internal-use software and website development. Amortization of previously capitalized amounts was $172 million, $143 million, and $116 million for 2009, 2008, and 2007.

Depreciation of Fixed Assets

Fixed assets include assets such as furniture and fixtures, heavy equipment, technology infrastructure, internal-use software and website development. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets (generally two years for assets such as internal-use software, three years for our technology infrastructure, five years for furniture and fixtures, and ten years for heavy equipment). Depreciation expense is generally classified within the corresponding operating expense categories on our consolidated statements of operations.

Leases and Asset Retirement Obligations

We categorize leases at their inception as either operating or capital leases. On certain of our lease agreements, we may receive rent holidays and other incentives. We recognize lease costs on a straight-line basis without regard to deferred payment terms, such as rent holidays that defer the commencement date of required payments. Additionally, incentives we receive are treated as a reduction of our costs over the term of the agreement. Leasehold improvements are capitalized at cost and amortized over the lesser of their expected useful life or the life of the lease, excluding renewal periods. We establish assets and liabilities for the estimated construction costs incurred under build-to-suit lease arrangements to the extent we are involved in the construction of structural improvements or take some level of construction risk prior to commencement of a lease.

We establish assets and liabilities for the present value of estimated future costs to return certain of our leased facilities to their original condition. Such assets are depreciated over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated restoration costs.

Goodwill

We evaluate goodwill for impairment annually and when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting units. If the fair value is determined to be less than the book value, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. We estimate the fair value of the reporting units using discounted cash flows. Forecasts of future cash flow are based on our best estimate of future net sales and operating expenses, based primarily on estimated category expansion, pricing, market segment penetration and general economic conditions.

We conduct our annual impairment test as of October 1 of each year, and have determined there to be no impairment for any of the periods presented. There were no events or circumstances from the date of our assessment through December 31, 2009 that would impact this conclusion.

See "Note 4—Acquisitions, Goodwill, and Acquired Intangible Assets."

Other Assets

Included in "Other assets" on our consolidated balance sheets are amounts primarily related to marketable securities restricted for longer than one year, the majority of which are attributable to collateralization of bank guarantees and debt related to our international operations; acquired intangible assets, net of amortization; deferred costs; certain equity investments; and intellectual property rights, net of amortization.

Investments

We generally invest our excess cash in investment grade short to intermediate term fixed income securities and AAA-rated money market funds. Such investments are included in "Cash and cash equivalents," or "Marketable securities" on the accompanying consolidated balance sheets, classified as available-for-sale, and reported at fair value with unrealized gains and losses included in "Accumulated other comprehensive income (loss)."

Equity investments are accounted for using the equity method of accounting if the investment gives us the ability to exercise significant influence, but not control, over an investee. The total of these investments in equity-method investees, including identifiable intangible assets, deferred tax liabilities and goodwill, is classified on our consolidated balance sheets as "Other assets." Our share of the investees' earnings or losses and amortization of the related intangible assets, if any, is classified as "Equity-method investment activity, net of tax" on our consolidated statements of operations.

Equity investments without readily determinable fair values for which we do not have the ability to exercise significant influence are accounted for using the cost method of accounting. Under the cost method, investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, distributions of earnings, and additional investments.

Equity investments that have readily determinable fair values are classified as available-for-sale and are recorded at fair value with unrealized gains and losses, net of tax, included in "Accumulated other comprehensive loss."

We periodically evaluate whether declines in fair values of our investments below their cost are other-than-temporary. This evaluation consists of several qualitative and quantitative factors regarding the severity and duration of the unrealized loss as well as our ability and intent to hold the investment until a forecasted recovery occurs. Additionally, we assess whether it is more likely than not we will be required to sell any investment before recovery of its amortized cost basis. Factors considered include quoted market prices; recent financial results and operating trends; other publicly available information; implied values from any recent transactions or offers of investee securities; other conditions that may affect the value of our investments; duration and severity of the decline in value; and our strategy and intentions for holding the investment.

Long-Lived Assets

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable.

For long-lived assets used in operations, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value.

Long-lived assets are considered held for sale when certain criteria are met, including when management has committed to a plan to sell the asset, the asset is available for sale in its immediate condition, and the sale is probable within one year of the reporting date. Assets held for sale are reported at the lower of cost or fair value less costs to sell. Assets held for sale were not significant at December 31, 2009 or 2008.

Accrued Expenses and Other

Included in "Accrued expenses and other" at December 31, 2009 and 2008 were liabilities of $347 million and $270 million for unredeemed gift certificates. We reduce the liability for a gift certificate when it is applied to an order. If a gift certificate is not redeemed, we recognize revenue when it expires or, for a certificate without an expiration date, when the likelihood of its redemption becomes remote, generally two years from date of issuance.

Unearned Revenue

Unearned revenue is recorded when payments are received in advance of performing our service obligations and is recognized over the service period. Current unearned revenue is included in "Accrued expenses and other" and non-current unearned revenue is included in "Other long-term liabilities" on our consolidated balance sheets. Current unearned revenue was $511 million and $191 million at December 31, 2009 and 2008. Non-current unearned revenue was $201 million and $46 million at December 31, 2009 and 2008.

Income Taxes

Income tax expense includes U.S. and international income taxes. Except as required under U.S. tax law, we do not provide for U.S. taxes on our undistributed earnings of foreign subsidiaries that have not been previously taxed since we intend to invest such undistributed earnings indefinitely outside of the U.S. Undistributed earnings of foreign subsidiaries that are indefinitely invested outside of the U.S were $912 million at December 31, 2009. Determination of the unrecognized deferred tax liability that would be incurred if such amounts were repatriated is not practicable.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience and expectations of future taxable income and capital gains by taxing jurisdiction, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. We allocate our valuation allowance to current and long-term deferred tax assets on a pro-rata basis.

We utilize a two-step approach to recognizing and measuring uncertain tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. We include interest and penalties related to our tax contingencies in income tax expense.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1—Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

We measure the fair value of money market funds based on quoted prices in active markets for identical assets or liabilities. All other financial instruments were valued based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data.

Revenue

We recognize revenue from product sales or services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectability is reasonably assured. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: there is standalone value to the delivered item; there is objective and reliable evidence of the fair value of the undelivered items; and delivery of any undelivered item is probable.

We evaluate whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when we are primarily obligated in a transaction, are subject to inventory risk, have latitude in establishing prices and selecting suppliers, or have several but not all of these indicators, revenue is recorded gross. If we are not primarily obligated and amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two, we generally record the net amounts as commissions earned.

Product sales and shipping revenues, net of promotional discounts, rebates, and return allowances, are recorded when the products are shipped and title passes to customers. Retail sales to customers are made pursuant to a sales contract that provides for transfer of both title and risk of loss upon our delivery to the carrier. Return allowances, which reduce product revenue, are estimated using historical experience. Revenue from product sales and services rendered is recorded net of sales and consumption taxes. Amounts received in advance for subscription services, including amounts received for Amazon Prime and other membership programs, are deferred and recognized as revenue over the subscription term. For our products with multiple elements, where objective and reliable evidence of fair value for the undelivered elements cannot be established, we recognize the revenue and related cost over the expected life of the product.

We periodically provide incentive offers to our customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases, inducement offers, such as offers for future discounts subject to a minimum current purchase, and other similar offers. Current discount offers, when accepted by our customers, are treated as a reduction to the purchase price of the related transaction, while inducement offers, when accepted by our customers, are treated as a reduction to purchase price based on estimated future redemption rates. Redemption rates are estimated using our historical experience for similar inducement offers. Current discount offers and inducement offers are presented as a net amount in "Net sales."

Commissions and per-unit fees received from sellers and similar amounts earned through other seller sites are recognized when the item is sold by seller and our collectability is reasonably assured. We record an allowance for estimated refunds on such commissions using historical experience.

Shipping Activities

Outbound shipping charges to customers are included in "Net sales" and were $924 million, $835 million, and $740 million for 2009, 2008, and 2007. Outbound shipping-related costs are included in "Cost of sales" and totaled $1.8 billion, $1.5 billion, and $1.2 billion for 2009, 2008, and 2007. The net cost to us of shipping activities was $849 million, $630 million, and $434 million for 2009, 2008 and 2007.

Cost of Sales

Cost of sales consists of the purchase price of consumer products and content sold by us, inbound and outbound shipping charges, packaging supplies, and costs incurred in operating and staffing our fulfillment and customer service centers on behalf of other businesses. Shipping charges to receive products from our suppliers are included in our inventory, and recognized as "Cost of sales" upon sale of products to our customers. Payment processing and related transaction costs, including those associated with seller transactions, are classified in "Fulfillment" on our consolidated statements of operations.

Vendor Agreements

We have agreements to receive cash consideration from certain of our vendors, including rebates and cooperative marketing reimbursements. We generally consider amounts received from our vendors as a reduction of the prices we pay for their products and, therefore, we record such amounts as either a reduction of "Cost of sales" on our consolidated statements of operations, or, if the product inventory is still on hand, as a reduction of the carrying value of inventory. Vendor rebates are typically dependent upon reaching minimum purchase thresholds. We evaluate the likelihood of reaching purchase thresholds using past experience and current year forecasts. When volume rebates can be reasonably estimated, we record a portion of the rebate as we make progress towards the purchase threshold.

When we receive direct reimbursements for costs incurred by us in advertising the vendor's product or service, the amount we receive is recorded as an offset to "Marketing" on our consolidated statements of operations.

Fulfillment

Fulfillment costs represent those costs incurred in operating and staffing our fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; payment processing and related transaction costs, including costs associated with our guarantee for certain seller transactions; and responding to inquiries from customers. Fulfillment costs also include amounts paid to third parties that assist us in fulfillment and customer service operations. Certain of our fulfillment-related costs that are incurred on behalf of other businesses are classified as cost of sales rather than fulfillment.

Marketing

Marketing costs consist primarily of online advertising, including through our Associates program, sponsored search, portal advertising, and other initiatives. We pay commissions to participants in our Associates program when their customer referrals result in product sales and classify such costs as "Marketing" on our consolidated statements of operations. We also participate in cooperative advertising arrangements with certain of our vendors, and other third parties.

Marketing expenses also consist of public relations expenditures; payroll and related expenses for personnel engaged in marketing, business development, and selling activities; and to a lesser extent, traditional advertising.

Advertising and other promotional costs, which consist primarily of online advertising, are expensed as incurred, and were $593 million, $420 million, and $306 million, in 2009, 2008, and 2007. Prepaid advertising costs were not significant at December 31, 2009 and 2008.

Technology and Content

Technology and content expenses consist principally of payroll and related expenses for employees involved in, application development, category expansion, editorial content, buying, merchandising selection, and systems support, as well as costs associated with the compute, storage and telecommunications infrastructure used internally and supporting Amazon Web Services.

Technology and content costs are expensed as incurred, except for certain costs relating to the development of internal-use software and website development, including software used to upgrade and enhance our websites and processes supporting our business, which are capitalized and amortized over two years.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal, and human relations, among others; costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent; professional fees and litigation costs; and other general corporate costs.

Stock-Based Compensation

Compensation cost for all stock-based awards is measured at fair value on date of grant and recognized over the service period for awards expected to vest. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

Other Income (Expense), Net

Other income (expense), net, consists primarily of gains and losses on sales of marketable securities, foreign currency transaction gains and losses, and other losses.

Foreign Currency

We have internationally-focused websites for the United Kingdom, Germany, France, Japan, Canada, and China. Net sales generated from internationally-focused websites, as well as most of the related expenses directly incurred from those operations, are denominated in the functional currencies of the resident countries. The functional currency of our subsidiaries that either operate or support these international websites is the same as the local currency. Assets and liabilities of these subsidiaries are translated into U.S. Dollars at period-end exchange rates, and revenues and expenses are translated at average rates prevailing throughout the period. Translation adjustments are included in "Accumulated other comprehensive income (loss)," a separate component of stockholders' equity, and in the "Foreign currency effect on cash and cash equivalents," on our consolidated statements of cash flows. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in "Other income (expense), net" on our consolidated statements of operations.

Gains and losses arising from intercompany foreign currency transactions are included in net income. In connection with the remeasurement of intercompany balances, we recorded gains of $5 million, $23 million and $32 million in 2009, 2008 and 2007.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141 (R), *Business Combinations*, codified as Accounting Standards Codification ("ASC") 805, *Business Combinations,* and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, codified as ASC 810, *Consolidations.* SFAS No. 141 (R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 141 (R) impacted acquisitions closed on or after January 1, 2009. Adoption did not have a material impact on our consolidated financial statements on the date of adoption.

In December 2009, the FASB issued Accounting Standards Update ("ASU") 2009-17, which codifies SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* issued in June 2009. ASU 2009-17 requires a qualitative approach to identifying a controlling financial interest in a variable interest entity ("VIE"), and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. ASU 2009-17 is effective for annual reporting periods beginning after November 15, 2009. We do not expect the adoption of ASU 2009-17 to have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, which amends ASC Topic 605, *Revenue Recognition.* Under this standard, management is no longer required to obtain vendor-specific objective evidence or third party evidence of fair value for each deliverable in an arrangement with multiple elements, and where evidence is not available we may now estimate the proportion of the selling price attributable to each deliverable. We have chosen to prospectively adopt this standard as of January 1, 2010.

Sales of our Kindle e-reader are considered arrangements with multiple elements which include the device, wireless access and delivery and software upgrades. The revenue related to the device, which is the substantial portion of the total sale price, and related costs will be recognized at time of delivery. Revenue for the wireless access and delivery and software upgrades will continue to be amortized over the life of the device, which remains estimated at two years.

We cannot reasonably estimate the effect of adopting this standard on future financial periods as the impact will vary based on actual volume of activity under these types of revenue arrangements.

For arrangements entered into prior to the adoption of the new accounting standard and for which revenue had been previously deferred, we will recognize $508 million throughout 2010 and 2011.

In January 2010, the FASB issued ASU 2010-6, *Improving Disclosures About Fair Value Measurements,* which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair- value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect the adoption of ASU 2010-6 to have a material impact on our consolidated financial statements.

Note 2—CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES

As of December 31, 2009 and 2008 our cash, cash equivalents, and marketable securities primarily consisted of cash, government and government agency securities, AAA-rated money market funds and other investment grade securities. Such amounts are recorded at fair value. The following table summarizes, by major security type, our cash, cash equivalents and marketable securities (in millions):

	December 31, 2009			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value
Cash	$ 391	$—	$—	$ 391
Money market funds	2,750	—	—	2,750
Foreign government and agency securities	1,992	7	—	1,999
Corporate debt securities (1)	206	5	—	211
U.S. government and agency securities	1,268	5	(5)	1,268
Asset-backed securities	44	2	—	46
Other fixed income securities	6	—	—	6
Equity securities	2	—	(1)	1
	$6,659	$ 19	$ (6)	$6,672
Less: Long-term marketable securities (2)				(306)
Total cash, cash equivalents, and marketable securities				$6,366

	December 31, 2008			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Total Estimated Fair Value
Cash	$ 355	$—	$—	$ 355
Money market funds	1,682	—	—	1,682
Foreign government and agency securities	1,120	8	—	1,128
Corporate debt securities (1)	194	2	(2)	194
U.S. government and agency securities	589	5	—	594
Asset-backed securities	62	—	(4)	58
Other fixed income securities	23	—	—	23
Equity securities	2	—	(1)	1
	$4,027	$ 15	$ (7)	$4,035
Less: Long-term marketable securities (2)				(308)
Total cash, cash equivalents, and marketable securities				$3,727

(1) Corporate debt securities include investments in financial, insurance, and corporate institutions. No single issuer represents a significant portion of the total corporate debt securities portfolio.

(2) We are required to pledge or otherwise restrict a portion of our marketable securities as collateral for standby letters of credit, guarantees, debt, and real estate lease agreements. We classify cash and marketable securities with use restrictions of twelve months or longer as non-current "Other assets" on our consolidated balance sheets. See "Note 7—Commitments and Contingencies."

The following table summarizes gross gains and gross losses realized on sales of available-for-sale marketable securities (in millions):

	Year Ended December 31,		
	2009	2008	2007
Realized gains	$ 4	$9	$2
Realized losses	—	7	3

The following table summarizes contractual maturities of our cash equivalent and marketable fixed-income securities as of December 31, 2009 (in millions):

	Amortized Cost	Estimated Fair Value
Due within one year	$4,908	$4,909
Due after one year through five years	1,358	1,371
	$6,266	$6,280

The following table summarizes, by major security type, our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy (in millions):

	December 31, 2009				
	Cash	Level 1 Estimated Fair Value	Level 2 Estimated Fair Value	Level 3 Estimated Fair Value	Total Estimated Fair Value
Cash	$391	$ —	$ —	$—	$ 391
Money market funds	—	2,750	—	—	2,750
Foreign government and agency securities	—	—	1,999	—	1,999
Corporate debt securities	—	—	211	—	211
U.S. government and agency securities	—	—	1,268	—	1,268
Asset-backed securities	—	—	46	—	46
Other fixed income securities	—	—	6	—	6
Equity securities	—	1	—	—	1
	$391	$2,751	$3,530	$—	$6,672

	December 31, 2008				
	Cash	Level 1 Estimated Fair Value	Level 2 Estimated Fair Value	Level 3 Estimated Fair Value	Total Estimated Fair Value
Cash	$355	$ —	$ —	$—	$ 355
Money market funds	—	1,682	—	—	1,682
Foreign government and agency securities	—	—	1,128	—	1,128
Corporate debt securities	—	—	194	—	194
U.S. government and agency securities	—	—	594	—	594
Asset-backed securities	—	—	58	—	58
Other fixed income securities	—	—	23	—	23
Equity securities	—	1	—	—	1
	$355	$1,683	$1,997	$—	$4,035

Note 3—FIXED ASSETS

Fixed assets, at cost, consisted of the following (in millions):

	December 31,	
	2009	2008
Gross Fixed Assets:		
Fulfillment and customer service	$ 551	$ 564
Technology infrastructure	551	348
Internal-use software, content, and website development	398	331
Construction in progress (1)	278	87
Other corporate assets	137	79
Gross fixed assets	1,915	1,409
Accumulated Depreciation:		
Fulfillment and customer service	202	254
Technology infrastructure	178	82
Internal-use software, content, and website development	207	159
Other corporate assets	38	60
Total accumulated depreciation	625	555
Total fixed assets, net	$1,290	$ 854

(1) We capitalize construction in progress and record a corresponding long-term liability for certain lease agreements, including our Seattle, Washington corporate office space subject to leases scheduled to begin upon completion of development between 2010 and 2013. See "Note 6—Other Long-Term Liabilities" and "Note 7—Commitments and Contingencies" for further discussion.

Depreciation expense on fixed assets was $384 million, $311 million, and $258 million, which includes amortization of fixed assets acquired under capital lease obligations of $88 million, $50 million, and $40 million for 2009, 2008, and 2007. Gross assets remaining under capital leases were $430 million and $304 million at December 31, 2009 and 2008. Accumulated depreciation associated with capital leases was $184 million and $116 million at December 31, 2009 and 2008.

Note 4—ACQUISITIONS, GOODWILL, AND ACQUIRED INTANGIBLE ASSETS

2009 Acquisition Activity

On November 1, 2009, we acquired 100% of the outstanding equity of Zappos.com, Inc. ("Zappos"), in exchange for shares of our common stock, to expand our presence in softline retail categories, such as shoes and apparel.

The fair value of Zappos' stock options assumed was determined using the Black-Scholes model. The following table summarizes the consideration paid for Zappos (in millions):

Stock issued	$1,079
Assumed stock options, net	55
	$1,134

The purchase price was allocated to the tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date, with the remaining unallocated purchase price recorded as goodwill. The fair value assigned to identifiable intangible assets acquired has been determined primarily by using the income approach. Purchased identifiable intangible assets are amortized on a straight-line and accelerated basis over their respective useful lives.

The following summarizes the allocation of the Zappos purchase price (in millions):

Goodwill	$ 778
Other net assets acquired	83
Deferred tax liabilities net	(167)
Intangible assets (1):	
Marketing-related	223
Contract-based	103
Customer-related	114
	$1,134

(1) Acquired intangible assets have estimated useful lives of between 1 and 10 years.

Zappos' financial results have been included in our consolidated statements of income as of November 1, 2009. The following pro forma financial information presents the results as if the Zappos acquisition had occurred at the beginning of each year presented (in millions):

	Year Ended December 31,	
	2009	2008
Net sales	$25,064	$19,801
Net income	853	606

We acquired certain additional companies during 2009 for an aggregate purchase price of $26 million, resulting in goodwill of $16 million and acquired intangible assets of $5 million. The results of operations of each of the businesses acquired have been included in our consolidated results from each transactions closing date forward. The effect of these acquisitions on consolidated net sales and operating income during 2009 was not significant.

2008 and 2007 Acquisition Activity

We acquired certain companies during 2008 for an aggregate purchase price of $432 million, resulting in goodwill of $210 million and acquired intangible assets of $162 million.

We acquired certain companies during 2007 for an aggregate purchase price of $33 million, resulting in goodwill of $21 million and acquired intangible assets of $18 million. We also made principal payments of $13 million on acquired debt in connection with one of these acquisitions.

The results of operations of each of the businesses acquired in 2008 and 2007 have been included in our consolidated results from each transaction closing date forward. The effect of these acquisitions on consolidated net sales and operating income during 2008 and 2007 was not significant.

Goodwill

The following summarizes our goodwill activity in 2009 (in millions):

Goodwill—January 1, 2009	$ 438
New acquisitions	794
Other adjustments (1)	2
Goodwill—December 31, 2009	$1,234

(1) Primarily includes changes in foreign exchange for goodwill in our International segment.

At December 31, 2009 and December 31, 2008, approximately 9% and 22% of our acquired goodwill related to our International segment.

Intangible Assets

Acquired intangible assets, included within "Other assets" on our consolidated balance sheets, consist of the following:

	December 31,						
	2009				2008		
	Weighted Average Life Remaining	Acquired Intangibles, Gross (1)	Accumulated Amortization (1)	Acquired Intangibles, Net	Acquired Intangibles, Gross (1)	Accumulated Amortization (1)	Acquired Intangibles, Net
				(in millions)			
Marketing-related	9.5	$249	$(11)	$238	$ 23	$ (4)	$ 19
Contract-based	3	166	(20)	146	62	(8)	54
Technology and content	3.1	15	(7)	8	10	(5)	5
Customer-related	4.8	215	(40)	175	97	(15)	82
Acquired intangibles (2)	7.3	$645	$(78)	$567	$192	$(32)	$160

(1) Excludes the original cost and accumulated amortization of fully-amortized intangibles.
(2) Intangible assets have estimated useful lives of between 1 and 13 years.

Amortization expense for acquired intangibles was $48 million, $29 million, and $13 million in 2009, 2008, and 2007. Expected future amortization expense of acquired intangible assets as of December 31, 2009 is as follows (in millions):

Year Ended December 31,	
2010	$100
2011	90
2012	74
2013	69
2014	58
Thereafter	176
	$567

Note 5—LONG-TERM DEBT

Our long-term debt is summarized as follows:

	December 31,	
	2009	2008
	(in millions)	
6.875% PEACS	$—	$335
Other long-term debt	131	133
	131	468
Less current portion of long-term debt	(22)	(59)
	$109	$409

In February 2008 our Board of Directors authorized a debt repurchase program, replacing our previous debt repurchase authorization in its entirety, and pursuant to which we redeemed for cash the remaining €240 million ($319 million based on the Euro to U.S. Dollar exchange rate on the date of redemption) in principal of our 6.875% PEACS in 2009, and we redeemed the remaining principal amount of $899 million of our outstanding 4.75% Convertible Subordinated Notes in 2008.

Other long-term debt relates to amounts borrowed to fund certain international operations.

Note 6—OTHER LONG-TERM LIABILITIES

Our other long-term liabilities are summarized as follows:

	December 31,	
	2009	2008
	(in millions)	
Tax contingencies	$ 202	$144
Long-term capital lease obligations	143	124
Construction liability	278	87
Other	460	132
	$1,083	$487

Tax Contingencies

As of December 31, 2009 and 2008, we have provided tax reserves for tax contingencies, inclusive of accrued interest and penalties, of approximately $202 million and $144 million for U.S. and foreign income taxes. These contingencies primarily relate to transfer pricing, state income taxes, and research and development credits. See "Note 10—Income Taxes" for discussion of tax contingencies.

Capital Leases

Certain of our equipment fixed assets, primarily related to technology infrastructure, have been acquired under capital leases. Long-term capital lease obligations are as follows:

	December 31, 2009
	(in millions)
Gross capital lease obligations	$ 276
Less imputed interest	(14)
Present value of net minimum lease payments	262
Less current portion	(119)
Total long-term capital lease obligations	$ 143

Construction Liabilities

We capitalize construction in progress and record a corresponding long-term liability for certain lease agreements, including our Seattle, Washington corporate office space subject to leases scheduled to begin upon completion of development between 2010 and 2013.

For build-to-suit lease arrangements where we are involved in the construction of structural improvements prior to the commencement of the lease or take some level of construction risk, we are considered the owner of the assets during the construction period. Accordingly, as the landlord incurs the construction project costs, the assets and corresponding financial obligation are recorded in "Fixed assets, net" and "Other long-term liabilities" on our consolidated balance sheet. Once the construction is completed, if the lease meets certain "sale-leaseback" criteria, we will remove the asset and related financial obligation from the balance sheet and treat the building lease as an operating lease. If upon completion of construction, the project does not meet the "sale-leaseback" criteria, the leased property will be treated as a capital lease for financial reporting purposes.

The remainder of our other long-term liabilities primarily include deferred tax liabilities, unearned revenue, asset retirement obligations, and deferred rental liabilities.

Note 7—COMMITMENTS AND CONTINGENCIES

Commitments

We lease office, fulfillment center, and data center facilities and fixed assets under non-cancelable operating and capital leases. Rental expense under operating lease agreements was $171 million, $158 million, and $141 million for 2009, 2008, and 2007.

In December 2007, we entered into a series of leases and other agreements for the lease of corporate office space to be developed in Seattle, Washington with initial terms of up to 16 years commencing on completion of development between 2010 and 2013, with options to extend for two five-year periods. We expect to occupy approximately 1.7 million square feet of office space. We also have an option to lease up to an additional approximately 500,000 square feet at rates based on fair market values at the time the option is exercised, subject to certain conditions. In addition, if interest rates exceed a certain threshold, we have the option to provide financing for some of the buildings.

The following summarizes our principal contractual commitments, excluding open orders for inventory purchases that support normal operations, as of December 31, 2009:

	Year Ended December 31,						
	2010	2011	2012	2013	2014	Thereafter	Total
				(in millions)			
Operating and capital commitments:							
Debt principal and interest	$ 31	$ 47	$ 36	$ 36	$—	$ —	$ 150
Capital leases, including interest	130	95	44	8	3	—	280
Operating leases	162	146	130	122	115	317	992
Other commitments (1)(2)	187	101	93	89	88	1,181	1,739
Total commitments	$510	$389	$303	$255	$206	$1,498	$3,161

(1) Includes the estimated timing and amounts of payments for rent, operating expenses, and tenant improvements associated with approximately 1.7 million square feet of corporate office space. The amount of space available and our financial and other obligations under the lease agreements are affected by various factors, including government approvals and permits, interest rates, development costs and other expenses and our exercise of certain rights under the lease agreements.

(2) Excludes $181 million of tax contingencies for which we cannot make a reasonably reliable estimate of the amount and period of payment, if any.

Pledged Securities

We have pledged or otherwise restricted a portion of our cash and marketable securities as collateral for standby letters of credit, guarantees, debt, and real estate leases. We classify cash and marketable securities with use restrictions of twelve months or longer as non-current "Other assets" on our consolidated balance sheets. The amount required to be pledged for certain real estate lease agreements changes over the life of our leases based on our credit rating and changes in our market capitalization. Information about collateral required to be pledged under these agreements is as follows:

	Standby and Trade Letters of Credit and Guarantees	Debt (1)	Real Estate Leases (2)	Total
		(in millions)		
Balance at December 31, 2008	$138	$160	$10	$308
Net change in collateral pledged	4	(3)	(6)	(5)
Balance at December 31, 2009	$142	$157	$ 4	$303

(1) Represents collateral for certain debt related to our international operations.

(2) At December 31, 2009, our market capitalization was $59.8 billion. The required amount of collateral to be pledged will increase by $1.5 million if our market capitalization is equal to or below $40 billion, an additional $5 million if our market capitalization is equal to or below $18 billion, and an additional $6 million if our market capitalization is equal to or below $13 billion.

Legal Proceedings

The Company is involved from time to time in claims, proceedings and litigation, including the following:

In June 2001, Audible, Inc., our subsidiary acquired in March 2008, was named as a defendant in a securities class-action filed in United States District Court for the Southern District of New York related to its initial public offering in July 1999. The lawsuit also named certain of the offering's underwriters, as well as Audible's officers and directors as defendants. Approximately 300 other issuers and their underwriters have had similar suits filed against them, all of which are included in a single coordinated proceeding in the Southern District of New York. The complaints allege that the prospectus and the registration statement for Audible's offering failed to disclose that the underwriters allegedly solicited and received "excessive" commissions from investors and that some investors allegedly agreed with the underwriters to buy additional shares in the aftermarket in order to inflate the price of Audible's stock. Audible and its officers and directors were named in the suits pursuant to Section 11 of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934, and other related provisions. The complaints seek unspecified damages, attorney and expert fees, and other unspecified litigation costs. In March 2009, all parties, including Audible, reached a settlement of these class actions that would resolve this dispute entirely with no payment required from Audible. The settlement was approved by the Court in October 2009, and that settlement is currently under appeal to the Court of Appeals for the Second Circuit.

Beginning in March 2003, we were served with complaints filed in several different states, including Illinois, by a private litigant, Beeler, Schad & Diamond, P.C., purportedly on behalf of the state governments under various state False Claims Acts. The complaints allege that we (along with other companies with which we have commercial agreements) wrongfully failed to collect and remit sales and use taxes for sales of personal property to customers in those states and knowingly created records and statements falsely stating we were not required to collect or remit such taxes. In December 2006, we learned that one additional complaint was filed in the state of Illinois by a different private litigant, Matthew T. Hurst, alleging similar violations of the Illinois state law. All of the complaints seek injunctive relief, unpaid taxes, interest, attorneys' fees, civil penalties of up to $10,000 per violation, and treble or punitive damages under the various state False Claims Acts. It is possible that we have been or will be named in similar cases in other states as well. We dispute the allegations of wrongdoing in these complaints and intend to vigorously defend ourselves in these matters.

In December 2005, Registrar Systems LLC filed a complaint against us and Target Corporation for patent infringement in the United States District Court for the District of Colorado. The complaint alleges that our website technology, including the method by which Amazon.com enables customers to use Amazon.com account information on websites that Amazon.com operates for third parties, such as Target.com, infringes two patents obtained by Registrar Systems purporting to cover methods and apparatuses for a "World Wide Web Registration Information Processing System" (U.S. Patent Nos. 5,790,785 and 6,823,327) and seeks injunctive relief, monetary damages in an amount no less than a reasonable royalty, prejudgment interest, costs, and attorneys' fees. In September 2006, the Court entered an order staying the lawsuit pending the outcome of the Patent and Trademark Office's re-examination of the patents in suit. We dispute the allegations of wrongdoing in this complaint and intend to vigorously defend ourselves in this matter.

In August 2006, Cordance Corporation filed a complaint against us for patent infringement in the United States District Court for the District of Delaware. The complaint alleges that our website technology, including our 1-Click ordering system, infringes a patent obtained by Cordance purporting to cover an "Object-Based Online Transaction Infrastructure" (U.S. Patent No. 6,757,710) and seeks injunctive relief, monetary damages in an amount no less than a reasonable royalty, treble damages for alleged willful infringement, prejudgment interest, costs, and attorneys' fees. In response, we asserted a declaratory judgment counterclaim in the same action alleging that a service that Cordance has advertised its intent to launch infringes a patent owned by us entitled "Networked Personal Contact Manager" (U.S. Patent No. 6,269,369). In August 2009, the case was tried and the jury ruled that Amazon was not liable on Cordance's claims. An appeal is expected.

In October 2007, Digital Reg of Texas, LLC filed a complaint against our subsidiary, Audible, Inc., and several other defendants in the United States District Court for the Eastern District of Texas. The complaint alleges that Audible's digital rights management technology infringes a patent obtained by Digital Reg purporting to cover a system for "Regulating Access to Digital Content" (U.S. Patent No. 6,389,541) and seeks injunctive relief, monetary damages, enhanced damages for alleged willful infringement, prejudgment and post-judgment interest, costs and attorneys' fees. In November 2009, we obtained a license to the patent in suit and were dismissed from the lawsuit with prejudice.

In January 2009, we learned that the United States Postal Service, including the Postal Service Office of Inspector General, is investigating our compliance with Postal Service rules, and we are cooperating.

In March 2009, Discovery Communications, Inc. filed a complaint against us for patent infringement in the United States District Court for the District of Delaware. The complaint alleges that our Kindle and Kindle 2 wireless reading devices infringe a patent owned by Discovery purporting to cover an "Electronic Book Security and Copyright Protection System" (U.S. Patent No. 7,298,851) and seeks monetary damages, a continuing royalty sufficient to compensate Discovery for any future infringement, treble damages, costs and attorneys fees. In May 2009, we filed counterclaims and an additional lawsuit in the United States District Court for the Western District of Washington against Discovery alleging infringement of several patents owned by Amazon and requesting a declaration that several Discovery patents, including the one listed above, are invalid and unenforceable. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In March 2009, the Tobin Family Education and Health Foundation filed a complaint against us for patent infringement in the United States District Court for the Middle District of Florida. The complaint alleges, among other things, that the technology underlying the Amazon Associates program infringes a patent owned by Tobin purporting to cover a "Method and System for Customizing Marketing Services on Networks Communication with Hypertext Tagging Conventions" (U.S. Patent No. 7,505,913) and seeks injunctive relief, monetary damages, costs and attorneys fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In April 2009, Parallel Networks, LLC filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that our website technology infringes a patent owned by Parallel Networks purporting to cover a "Method And Apparatus For Client-Server Communication Using a Limited Capability Client Over A Low-Speed Communications Link" (U.S. Patent No. 6,446,111) and seeks injunctive relief, monetary damages, costs and attorneys fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In May 2009, Big Baboon, Inc. filed a complaint against us for patent infringement in the United States District Court for the Central District of California. The complaint alleges, among other things, that our third-party selling and payments technology infringes a patent owned by Big Baboon, Inc. purporting to cover an "Integrated Business-to-Business Web Commerce and Business Automation System" (U.S. Patent No. 6,115,690) and seeks injunctive relief, monetary damages, treble damages, costs and attorneys fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In June 2009, Bedrock Computer Technologies LLC filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that our website technology infringes a patent owned by Bedrock purporting to cover a "Method And Apparatus For Information Storage and Retrieval Using a Hashing Technique with External Chaining and On-the-Fly Removal of Expired Data" (U.S. Patent Nos. 5,893,120) and seeks injunctive relief, monetary damages, enhanced damages, a compulsory future royalty, costs and attorneys fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In September 2009, SpeedTrack, Inc. filed a complaint against us for patent infringement in the United States District Court for the Northern District of California. The complaint alleges, among other things, that our website technology infringes a patent owned by SpeedTrack purporting to cover a "Method For Accessing Computer Files and Data, Using Linked Categories Assigned to Each Data File Record on Entry of the Data File Record" (U.S. Patent Nos. 5,544,360) and seeks injunctive relief, monetary damages, enhanced damages, costs and attorneys fees. In November 2009, the Court entered an order staying the lawsuit pending the outcome of the Patent and Trademark Office's re-examination of the patent in suit and the resolution of similar litigation against another party. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In September 2009, Alcatel-Lucent USA Inc. filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges that our website technology and digital content distribution systems infringe six of Alcatel-Lucent's patents and seeks injunctive relief, monetary damages, a continuing royalty sufficient to compensate Alcatel-Lucent for any future infringement, treble damages, costs and attorneys fees. In January 2010, we filed counterclaims against Alcatel-Lucent alleging infringement of a patent owned by Amazon and that the patents asserted by Alcatel-Lucent are invalid and unenforceable. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In October 2009, Eolas Technologies Incorporated filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that our website technology infringes two patents owned by Eolas purporting to cover "Distributed Hypermedia Method for Automatically Invoking External Application Providing Interaction and Display of Embedded Objects within a Hypermedia Document" (U.S. Patent No. 5,838,906) and "Distributed Hypermedia Method and System for Automatically Invoking External Application Providing Interaction and Display of Embedded Objects within a Hypermedia Document" (U.S. Patent No. 7,599,985) and seeks injunctive relief, monetary damages, costs and attorneys fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In October 2009, Leon Stambler filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that our use of secure online payments systems and services infringes two patents owned by Stambler purporting to cover a "Method for Securing Information Relevant to a Transaction" (U.S. Patent Nos. 5,793,302 and 5,974,148) and seeks monetary damages, costs and attorneys fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In December 2009, Nazomi Communications, Inc. filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that the processor core in our Kindle 2 device infringes two patents owned by Nazomi purporting to cover "Java virtual machine hardware for RISC and CISC processors" and "Java hardware accelerator using microcode engine" (U.S. Patent Nos. 7,080,362 and 7,225,436) and seeks monetary damages, injunctive relief, costs and attorneys fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

Depending on the amount and the timing, an unfavorable resolution of some or all of these matters could materially affect our business, results of operations, financial position, or cash flows.

See also "Note 10—Income Taxes."

Inventory Suppliers

During 2009, no vendor accounted for 10% or more of our inventory purchases. We generally do not have long-term contracts or arrangements with our vendors to guarantee the availability of merchandise, particular payment terms, or the extension of credit limits.

Note 8—STOCKHOLDERS' EQUITY

Preferred Stock

We have authorized 500 million shares of $0.01 par value Preferred Stock. No preferred stock was outstanding for any period presented.

Common Stock

Common shares outstanding plus shares underlying outstanding stock awards totaled 461 million, 446 million, and 435 million at December 31, 2009, 2008 and 2007. These totals include all stock-based awards outstanding, without regard for estimated forfeitures, consisting of vested and unvested awards. Common shares outstanding increased in 2009 due primarily to issuance of stock to acquire Zappos and vesting of restricted stock units.

Stock Repurchase Activity

We did not repurchase any of our common stock in 2009. We repurchased 2.2 million shares of common stock for $100 million in 2008 under the $1 billion repurchase program authorized by our Board of Directors in February 2008. We repurchased 6.3 million shares of common stock for $248 million in 2007 under the $500 million repurchase program authorized by our Board of Directors in August 2006.

In January 2010, our Board of Directors authorized a program to repurchase up to $2 billion of our common stock which replaces the Board's prior authorization.

Stock Award Plans

Employees vest in restricted stock unit awards over the corresponding service term, generally between two and five years.

Stock Award Activity

We granted restricted stock units representing 6.0 million, 7.3 million, 7.6 million shares of common stock during 2009, 2008, and 2007 with a per share weighted average fair value of $79.24, $72.21, and $47.04.

The following summarizes our restricted stock unit activity (in millions):

	Number of Units
Outstanding at January 1, 2007	14.5
Units granted	7.6
Units vested	(3.3)
Units forfeited	(2.5)
Outstanding at December 31, 2007	16.3
Units granted	7.3
Units vested	(5.5)
Units forfeited	(1.4)
Outstanding at December 31, 2008	16.7
Units granted	6.0
Units vested	(6.0)
Units forfeited	(1.0)
Outstanding at December 31, 2009	15.7

Scheduled vesting for outstanding restricted stock units at December 31, 2009 is as follows (in millions):

	Year Ended December 31,						
	2010	2011	2012	2013	2014	Thereafter	Total
Scheduled vesting—restricted stock units	5.9	5.5	2.6	1.4	0.2	0.1	15.7

As of December 31, 2009, there was $415 million of net unrecognized compensation cost related to unvested stock-based compensation arrangements. This compensation is recognized on an accelerated basis resulting in approximately half of the compensation expected to be expensed in the next twelve months, and has a weighted average recognition period of 1.2 years.

During 2009 and 2008, the fair value of restricted stock units that vested was $551 million and $362 million.

As matching contributions under our 401(k) savings plan, we granted 0.1 million shares of common stock in both 2009 and 2008. Shares granted as matching contributions under our 401(k) plan are included in outstanding common stock when issued.

Common Stock Available for Future Issuance

At December 31, 2009, common stock available for future issuance to employees is 149 million shares.

Note 9—OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) are as follows:

	Year Ended December 31,		
	2009	2008	2007
		(in millions)	
Net income	$902	$ 645	$476
Net change in unrealized gains/losses on available-for-sale securities:			
Unrealized gains (losses), net of tax of $(2), $0, and $(4)	7	—	8
Reclassification adjustment for losses (gains) included in net income, net of tax effect of $1, $1, and $0	(3)	(1)	—
Net unrealized gains (losses) on available for sale securities	4	(1)	8
Foreign currency translation adjustment, net of tax effect of $0, $3, and $6	62	(127)	(3)
Amortization of net unrealized losses on terminated Euro Currency Swap, net of tax effect of $0, $0, and $0	1	—	1
Other comprehensive income (loss)	67	(128)	6
Comprehensive income	$969	$ 517	$482

Balances within accumulated other comprehensive income (loss) are as follows:

	December 31,	
	2009	2008
	(in millions)	
Net unrealized losses on foreign currency translation, net of tax	$ (66)	$(128)
Net unrealized gains on available-for-sale securities, net of tax	10	6
Net unrealized losses on terminated Euro Currency Swap, net of tax	—	(1)
Total accumulated other comprehensive income (loss)	$ (56)	$(123)

Note 10—INCOME TAXES

In 2009, 2008 and 2007 we recorded net tax provisions of $253 million, $247 million, and $184 million. A majority of this provision is non-cash. We have current tax benefits and net operating losses relating to excess stock-based compensation that are being utilized to reduce our U.S. taxable income. As such, cash taxes paid, net of refunds, were $48 million, $53 million, and $24 million for 2009, 2008, and 2007.

The components of the provision for income taxes, net are as follows:

	Year Ended December 31,		
	2009	2008	2007
	(in millions)		
Current taxes:			
U.S. and state	$149	$227	$ 275
International	23	25	8
Current taxes	172	252	283
Deferred taxes:			
U.S. and state	89	3	(109)
International	(8)	(8)	10
Deferred taxes	81	(5)	(99)
Provision for income taxes, net	$253	$247	$ 184

U.S. and international components of income before income taxes are as follows:

	Year Ended December 31,		
	2009	2008	2007
	(in millions)		
U.S.	$ 529	$436	$360
International (1)	632	465	300
Income before income taxes	$1,161	$901	$660

(1) Included in 2008 is the impact of the $53 million non-cash gain associated with the sale of our European DVD rental assets. This gain was taxed at rates substantially below the 35% U.S. federal statutory rate.

The items accounting for differences between income taxes computed at the federal statutory rate and the provision recorded for income taxes are as follows:

	Year Ended December 31,		
	2009	2008	2007
Federal statutory rate	35.0%	35.0%	35.0%
Effect of:			
Impact of foreign tax differential	(16.9)	(13.8)	(11.7)
State taxes, net of federal benefits	1.1	2.8	2.1
Tax credits	(0.4)	(2.2)	(1.1)
Nondeductible stock-based compensation	1.7	1.7	1.4
Valuation allowance	0.4	2.6	(1.2)
Other, net	1.0	1.3	3.4
Total	21.9%	27.4%	27.9%

The effective tax rate in 2009, 2008, and 2007 was lower than the 35% U.S. federal statutory rate primarily due to earnings of our subsidiaries outside of the U.S. in jurisdictions where our effective tax rate is lower than in the U.S. Included in the total tax provision as a discrete item during 2008 is the impact related to the $53 million noncash gain associated with the sale of our European DVD rental assets. This gain was taxed at rates substantially below the 35% U.S. federal statutory rate.

Deferred income tax assets and liabilities are as follows:

	December 31,	
	2009	2008
	(in millions)	
Deferred tax assets:		
Net operating losses—stock-based compensation (1)	$ 120	$ 120
Net operating losses—other	50	31
Net operating losses—obtained through acquisitions (2)	7	14
Stock-based compensation	118	73
Assets held for investment	125	152
Revenue items	58	53
Expense items	172	155
Other items	42	40
Net tax credits (3)	6	2
Total gross deferred tax assets	698	640
Less valuation allowance (4)	(173)	(199)
Deferred tax assets, net of valuation allowance	525	441
Deferred tax liabilities:		
Basis difference in intangible assets	(218)	(80)
Expense items	(168)	(12)
Deferred tax assets, net of valuation allowance and deferred tax liabilities	$ 139	$ 349

(1) Excludes unrecognized federal net operating loss carryforward deferred tax assets of $40 million and $73 million at December 31, 2009 and 2008. The total gross deferred tax assets relating to our federal excess stock-based compensation net operating loss carryforwards at December 31, 2009 and 2008 were $160 million and $193 million (relating to approximately $456 million and $550 million of our federal net operating loss carryforwards). The majority of our net operating loss carryforwards begin to expire in 2021 and thereafter.

(2) The utilization of some of these net operating loss carryforwards is subject to an annual limitation under applicable provisions of the Internal Revenue Code.

(3) Presented net of fully reserved deferred tax assets associated with tax credits of $193 million and $130 million at December 31, 2009 and 2008. Total tax credits available to be claimed in future years are approximately $199 million and $171 million as of December 31, 2009 and 2008, and begin to expire in 2017.

(4) Relates primarily to deferred tax assets that would only be realizable upon the generation of future capital gains and net income in certain foreign taxing jurisdictions.

Tax Contingencies

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

The reconciliation of our tax contingencies is as follows (in millions):

	December 31,	
	2009	2008
	(in millions)	
Gross tax contingencies—January 1, 2009	$166	$112
Gross increases to tax positions in prior periods	15	39
Gross decreases to tax positions in prior periods	—	(4)
Gross increases to current period tax positions	1	22
Audit settlements paid during 2008	—	(3)
Foreign exchange gain (loss) on tax contingencies	(1)	—
Gross tax contingencies—December 31, 2009 (1)	$181	$166

(1) As of December 31, 2009, we had $181 million of tax contingencies of which $180 million, if fully recognized, would decrease our effective tax rate and increase additional paid-in capital by $1 million to reflect the tax benefits of excess stock-based compensation deductions.

Due to the nature of our business operations we expect the total amount of tax contingencies for prior period tax positions will grow in 2010 in comparable amounts to 2009. We do not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly decrease in 2010. The increase to current period tax positions in 2008 resulted primarily from acquisition-related activity and new regulations.

As of December 31, 2009 and 2008, we had accrued interest and penalties, net of federal income tax benefit, related to tax contingencies of $17 million and $14 million. Interest and penalties, net of federal income tax benefit, recognized for the year ended December 31, 2009 and 2008 was $3 million and $5 million.

We are under examination, or may be subject to examination, by the Internal Revenue Service ("IRS") for calendar years 2005 through 2009. Additionally, any net operating losses that were generated in prior years and utilized in 2005 through 2009 may also be subject to examination by the IRS. We are under examination, or may be subject to examination, in the following major jurisdictions for the years specified: Kentucky for 2005 through 2009, France for 2006 through 2009, Germany for 2003 through 2009, Luxembourg for 2004 through 2009, and the United Kingdom for 2003 through 2009. In addition, in 2007, Japanese tax authorities assessed income tax, including penalties and interest, of approximately $120 million against one of our U.S. subsidiaries for the years 2003 through 2005. We believe that these claims are without merit and are disputing the assessment. Further proceedings on the assessment have been stayed during negotiations between U.S. and Japanese authorities over the double taxation issues the assessment raises, and we have provided bank guarantees to suspend enforcement of the assessment. We also may be subject to income tax examination by Japanese tax authorities for 2006 through 2009.

Note 11—SEGMENT INFORMATION

We have organized our operations into two principal segments: North America and International. We present our segment information along the same lines that our chief executive reviews our operating results in assessing performance and allocating resources.

We allocate to segment results the operating expenses "Fulfillment," "Marketing," "Technology and content," and "General and administrative," but exclude from our allocations the portions of these expense lines attributable to stock-based compensation. We do not allocate the line item "Other operating expense (income), net" to our segment operating results. A significant majority of our costs for "Technology and content" are incurred in the United States and most of these costs are allocated to our North America segment. There are no internal revenue transactions between our reporting segments.

North America

The North America segment consists of amounts earned from retail sales of consumer products (including from sellers) and subscriptions through North America-focused websites such as *www.amazon.com* and *www.amazon.ca.* This segment includes export sales from *www.amazon.com* and *www.amazon.ca.*

International

The International segment consists of amounts earned from retail sales of consumer products (including from sellers) and subscriptions through internationally focused websites such as *www.amazon.co.uk, www.amazon.de, www.amazon.co.jp, www.amazon.fr,* and *www.amazon.cn.* This segment includes export sales from these internationally based sites (including export sales from these sites to customers in the U.S. and Canada), but excludes export sales from *www.amazon.com* and *www.amazon.ca.*

Information on reportable segments and reconciliation to consolidated net income is as follows:

	Year Ended December 31,		
	2009	2008	2007
		(in millions)	
North America			
Net sales	$12,828	$10,228	$ 8,095
Cost of sales	9,538	7,733	6,064
Gross profit	3,290	2,495	2,031
Direct segment operating expenses	2,581	2,050	1,631
Segment operating income	$ 709	$ 445	$ 400
International			
Net sales	$11,681	$ 8,938	$ 6,740
Cost of sales	9,440	7,163	5,418
Gross profit	2,241	1,775	1,322
Direct segment operating expenses	1,378	1,127	873
Segment operating income	$ 863	$ 648	$ 449
Consolidated			
Net sales	$24,509	$19,166	$14,835
Cost of sales	18,978	14,896	11,482
Gross profit	5,531	4,270	3,353
Direct segment operating expenses	3,959	3,177	2,504
Segment operating income	1,572	1,093	849
Stock-based compensation	(341)	(275)	(185)
Other operating expense, net	(102)	24	(9)
Income from operations	1,129	842	655
Total non-operating income (expense), net	32	59	5
Provision for income taxes	(253)	(247)	(184)
Equity-method investment activity, net of tax	(6)	(9)	—
Net income	$ 902	$ 645	$ 476

Net sales shipped to customers outside of the U.S. represented approximately half of net sales for 2009, 2008, and 2007. Net sales from *www.amazon.de*, *www.amazon.co.jp,* and *www.amazon.co.uk* each represented 13% to 17% of consolidated net sales in 2009, 2008 and 2007.

Total assets, by segment, reconciled to consolidated amounts were (in millions):

	December 31,	
	2009	2008
North America	$ 9,252	$5,266
International	4,561	3,048
Consolidated	$13,813	$8,314

Fixed assets, net, by segment, reconciled to consolidated amounts were (in millions):

	December 31,	
	2009	2008
North America	$1,059	$666
International	231	188
Consolidated	$1,290	$854

Depreciation expense, by segment, is as follows (in millions):

	Year Ended December 31,		
	2009	2008	2007
North America	$327	$262	$212
International	57	49	46
Consolidated	$384	$311	$258

Note 12—QUARTERLY RESULTS (UNAUDITED)

The following tables contain selected unaudited statement of operations information for each quarter of 2009 and 2008. The following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period. Our business is affected by seasonality, which historically has resulted in higher sales volume during our fourth quarter.

Unaudited quarterly results are as follows (in millions, except per share data):

	Year Ended December 31, 2009 (1)			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net sales	$9,519	$5,449	$4,651	$4,889
Gross profit	1,976	1,273	1,133	1,148
Income before income taxes	471	262	179	248
Provision for income taxes	85	60	39	69
Net income	384	199	142	177
Basic earnings per share	$ 0.87	$ 0.46	$ 0.33	$ 0.41
Diluted earnings per share	$ 0.85	$ 0.45	$ 0.32	$ 0.41
Shares used in computation of earnings per share:				
Basic	440	432	431	429
Diluted	450	441	440	437

	Year Ended December 31, 2008 (1)			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net sales (2)	$6,704	$4,264	$4,063	$4,135
Gross profit	1,348	999	967	956
Income before income taxes	302	182	208	207
Provision for income taxes	79	59	46	62
Net income	225	118	158	143
Basic earnings per share	$ 0.52	$ 0.28	$ 0.38	$ 0.34
Diluted earnings per share	$ 0.52	$ 0.27	$ 0.37	$ 0.34
Shares used in computation of earnings per share:				
Basic	428	427	420	417
Diluted	436	436	430	426

(1) The sum of quarterly amounts, including per share amounts, may not equal amounts reported for year-to-date periods. This is due to the effects of rounding and changes in the number of weighted-average shares outstanding for each period.

(2) Our year-over-year revenue growth was 36% for the first three quarters of 2008. For Q4 2008, our quarterly revenue growth rates declined to 18%, driven primarily by decreased consumer demand following disruptions in the global financial markets and changes in foreign exchange rates (excluding the $320 million unfavorable impact from year-over-year changes in foreign exchange rates throughout the fourth quarter, net sales would have grown 24% compared with Q4 2007).

Item 9. ***Changes in and Disagreements with Accountants On Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation required by the 1934 Act, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the 1934 Act, as of December 31, 2009. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the 1934 Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and to provide reasonable assurance that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the 1934 Act. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of December 31, 2009, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Ernst & Young has independently assessed the effectiveness of our internal control over financial reporting and its report is included below.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Amazon.com, Inc.

We have audited Amazon.com, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Amazon.com, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Amazon.com, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amazon.com, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 of Amazon.com, Inc. and our report dated January 28, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington
January 28, 2010

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Information regarding our Executive Officers required by Item 10 of Part III is set forth in Item 1 of Part I "Business—Executive Officers and Directors." Information required by Item 10 of Part III regarding our Directors and any material changes to the process by which security holders may recommend nominees to the Board of Directors is included in our Proxy Statement relating to our 2010 Annual Meeting of Shareholders, and is incorporated herein by reference. Information relating to our Code of Business Conduct and Ethics and to compliance with Section 16(a) of the 1934 Act is set forth in our Proxy Statement relating to our 2010 Annual Meeting of Shareholders and is incorporated herein by reference. To the extent permissible under Nasdaq rules, we intend to disclose amendments to our Code of Business Conduct and Ethics, as well as waivers of the provisions thereof, on our investor relations website under the heading "Corporate Governance" at www.amazon.com/ir.

Item 11. ***Executive Compensation***

Information required by Item 11 of Part III is included in our Proxy Statement relating to our 2010 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

Information required by Item 12 of Part III is included in our Proxy Statement relating to our 2010 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

Information required by Item 13 of Part III is included in our Proxy Statement relating to our 2010 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

Information required by Item 14 of Part III is included in our Proxy Statement relating our 2010 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) *List of Documents Filed as a Part of This Report:*

(1) *Index to Consolidated Financial Statements:*

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Consolidated Statements of Cash Flows for each of the three years ended December 31, 2009

Consolidated Statements of Operations for each of the three years ended December 31, 2009

Consolidated Balance Sheets as of December 31, 2009 and 2008

Consolidated Statements of Stockholders' Equity for each of the three years ended December 31, 2009

Notes to Consolidated Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

(2) *Index to Exhibits*

See exhibits listed under the Exhibit Index below.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, as of January 28, 2010.

AMAZON.COM, INC.

By: /s/ JEFFREY P. BEZOS

Jeffrey P. Bezos
President, Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of January 28, 2010.

Signature	Title
/s/ JEFFREY P. BEZOS **Jeffrey P. Bezos**	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ THOMAS J. SZKUTAK **Thomas J. Szkutak**	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ SHELLEY REYNOLDS **Shelley Reynolds**	Vice President, Worldwide Controller (Principal Accounting Officer)
/s/ TOM A. ALBERG **Tom A. Alberg**	Director
/s/ JOHN SEELY BROWN **John Seely Brown**	Director
/s/ L. JOHN DOERR **L. John Doerr**	Director
/s/ WILLIAM B. GORDON **William B. Gordon**	Director
/s/ ALAIN MONIÉ **Alain Monié**	Director
/s/ THOMAS O. RYDER **Thomas O. Ryder**	Director
/s/ PATRICIA Q. STONESIFER **Patricia Q. Stonesifer**	Director

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2000).
3.2	Restated Bylaws of the Company (incorporated by reference to the Company's Current Report on Form 8-K, filed February 18, 2009).
4.1	Indenture, dated as of February 16, 2000, between Amazon.com, Inc. and the Bank of New York, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated February 16, 2000).
4.2	Form of 6⅞% Convertible Subordinated Notes due 2010 (incorporated by reference to the Company's Current Report on Form 8-K dated February 28, 2000).
10.1†	1997 Stock Incentive Plan (incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 29, 2000).
10.2†	1999 Non-Officer Employee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 333-74419) filed March 15, 1999).
10.3†	Offer Letter of Employment to Thomas J. Szkutak, dated August 26, 2002 (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2002).
10.4†	Offer Letter of Employment to Diego Piacentini, dated January 17, 2000 (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2000).
10.5†	Offer Letter of Employment to Shelley Reynolds, dated January 11, 2006.
10.6†	Offer Letter of Employment to Sebastian J. Gunningham, dated January 29, 2007 (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2007).
10.7†	Form of Indemnification Agreement between the Company and each of its Directors (incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-23795) filed March 24, 1997).
10.8†	Form of Restricted Stock Unit Agreement for Officers and Employees (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2002).
10.9†	Form of Restricted Stock Unit Agreement for Directors (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2002).
10.10†	Form of Restricted Stock Agreement (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2001).
10.11	Agreement and Plan of Merger, dated July 22, 2009, among Amazon.com, Inc., Zeta Acquisition, Inc., Zappos.com, Inc. and Alfred Lin (incorporated by reference to the Company's Current Report on Form 8-K, filed July 24, 2009).
12.1	Computation of Ratio of Earnings to Fixed Charges.
21.1	List of Significant Subsidiaries.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Jeffrey P. Bezos, Chairman and Chief Executive Officer of Amazon.com, Inc., pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
31.2	Certification of Thomas J. Szkutak, Senior Vice President and Chief Financial Officer of Amazon.com, Inc., pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.

Exhibit Number	Description
32.1	Certification of Jeffrey P. Bezos, Chairman and Chief Executive Officer of Amazon.com, Inc., pursuant to 18 U.S.C. Section 1350.
32.2	Certification of Thomas J. Szkutak, Senior Vice President and Chief Financial Officer of Amazon.com, Inc., pursuant to 18 U.S.C. Section 1350.
101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2009, formatted in XBRL: (i) Consolidated Statements of Cash Flows, (ii) Consolidated Statements of Operations, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Stockholders' Equity, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

† Executive Compensation Plan or Agreement

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Stock Price Performance Graph

The graph set forth below compares cumulative total return on the common stock with the cumulative total return of the Morgan Stanley Technology Index, the S&P 500 Index, and the S&P 500 Retailing Index, resulting from an initial investment of $100 in each and, except in the case of the Morgan Stanley Technology Index, assuming the reinvestment of any dividends, based on closing prices, for the period from December 31, 2004 to December 31, 2009.


$350
$300
$250
$200
$150
$100
$50
$0
Dollars
2004
2005
2006
2007
2008
2009
Calendar Year Ended December 31

	Legend	Cumulative Total Return					
		12/04	12/05	12/06	12/07	12/08	12/09
Amazon.com, Inc.	—◇—	$100	$106	$89	$209	$116	$304
Morgan Stanley Technology Index	—△—	100	103	112	123	67	114
S&P 500 Index	—□—	100	105	121	128	81	102
S&P 500 Retailing Index	—×—	100	100	110	91	63	95

Note: Stock price performance shown in the Stock Price Performance Graph for the common stock is historical and not necessarily indicative of future price performance.

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